2023 REPORT

Lost Spirits Distillery, Inc.

Dear investors,

As a live entertainment business, things have been difficult since the COVID-19 shut down. The company took on a lot of debt during the pandemic and a lot more debt to fund opening the Las Vegas location. 2023 was, in many ways, a resounding success. Revenue stayed stable at $9.6 million, The Company launched a new Seance themed show (which by Q4 of 2023 was sold out most nights) and Q4 saw Lost Spirits generate positive EBITDA on a quarterly basis for the first time since COVID (in spite of the Formula 1 event - which severely harmed the whole sector including Lost Spirits). Despite the successes of 2023, it may have been too little too late. The gains were simply not good enough to satisfy the back-owed debt burden the Company is under or good enough to attract a new institutional funder to pay off the Company's principal creditor.

We need your help!

This coming year is going to be hard. On one hand the Company is operationally self sustaining. On the other hand the Company is in a fragile situation with its principal creditor (with a declared default) and it is unlikely that the Company will find a way to navigate out of this challenging situation.We love seeing you all at the distillery and meeting you all in person. Please come visit us in April and see what have all built together one last time. Getting out of this situation is not impossible. However, it would take a single multi-million dollar transaction that the Company executives and Board have been, thus far, unable to obtain.

Sincerely,

Bryan Davis

Co-Founder & CEO - Board Director

Ron Daignault

Cofounder

Roshini Jaiswal

COO

How did we do this year?

REPORT CARD

A-

☺ The Good

- Lost Spirits Las Vegas achieved its first quarter of positive EBITDA (since COVID-19) in Q4 2023!
- The Seance Show, at Lost Spirits was refined into a largely sold out parlor show, running 5 nights a week.
- The Company hired a 3rd party fractional CFO service and course corrected some governmental compliance issues.

☹ The Bad

- Lost Spirits was unable to close a deal to fund the rebuild of Lost Spirits Los Angeles.
- Lost Spirits remained in a highly leveraged position with its principal creditor and Landlord.
- The Company was not able to secure a major funding deal to expand and / or pay off its principal creditor.

2023 At a Glance

January 1 to December 31


$$$$

$9,635,975 +2%
Revenue



-$2,548,696
Net Loss


IOU!

$7,472,328 +25%
Short Term Debt



$145,500
Raised in 2023



$81,312
Cash on Hand
As of 03/26/24

INCOME BALANCE NARRATIVE

Revenues Profit


US$9,409,730
-US$6,652,949
US$9,635,975
-US$2,548,696
2022
2023

Net Margin: -26% Gross Margin: 91% Return on Assets: -62% Earnings per Share: -$0.13 Revenue per Employee: $370,614

Cash to Assets: 5% Revenue to Receivables: 6,315 Debt Ratio: 343%

Lost_Spirits_Distillery_2020_2019_Audited_Financial_Statments-FINAL.pdf

Lost_Spirits_Distillery_2022_2021_Financial_Statement.pdf

Unaudited_Draft_Income_Statement_-_Annual_Report_2023_Financials_-_v.2_4.1.2024.pdf

Unaudited_Draft_Balance_Sheet_LS_Annual_Report_2023_Financials_-_v.2_4.1.2024.pdf

We ❤ Our 4,226 Investors

Thank You For Believing In Us

Anne Watson
Devin Guinn
Jack Zullo
Adrian T Irby
Katie Klager-Merrell
Sidney Jerome Sidell
Michelle Rodriguez
Elias Lumarda
Nathan Maier
Christopher Harris
George Mojica
Stephen Jenvey
Matt Edgar
Michelle Milunovic
Jed Hirsch
Scott Turner
Georgina Hasty
Kimberly Celli
Kayla Michelle Terry
Gowtham Alluri
Sara Roberts
Bill Daly
Stephanie Enervold-Macier
Scott Snyder
Sierra Deuel
Roxanne Daniel
Felicia Dawn Ordaz
Albert J Cortez
Ashley Fagan
Carla Sawyers
Ana Y Miranda
Jason Varner
Roza Csala
Robert A Simila
Keith Edmonds
Nube SIGUENZA
David Johnson
Karen Staley
Emma Hughes
Anjali Belmann
Shylah AceArtiste
Justin Smith
Jiji Knight
Brad Ranola
Melinda Fierros
Jeffrey Hedtke
Amanda Buttrum
Nelson Nathan
Debra Treviño
Omar Heyward
Cynthia Crowe
Francisco Landin
Johanna Diaz
Steven Bui
Nathan Spector

David Park
Jesus Robles-Copas
Daphne Bach
Bill Elrod Jr.
Blake Stilwell
Bruno Zanotti
William Bradshaw
Ron August Allchin
Brandin Engersbach
Carl Lucas
Christopher Ball
Barbara Ann Inman
Yang K. Lee
Damian Loza
Alyssa Tan Tan
Jason Hagan
Anna Sienna McColl
Bethany Spurlock
John M Kramp
Denise Davidiet
Leo Veneziano
Kennon Fleisher
Kelli Shrader
Rokardy Rodriguez
David Rockoff
David Plantier
Paul O'Rourke
James Idle
Cheryl Yarbrough
Pasala Ravichandran
Robert J Petty
Troy James
Shashi Sigdel
Grey Damien
Aubrey Bruton
Kevin La Bounty
Mark Woodsmall
Jennifer Kalish
Ronna Jones
James Webber
Steven Backman
Sorin Varciag
Carmen Price
Diana Brier, Acs Ccse, CCP
Cesiley Watson
Jason Bramham
Luke Buenaventura
Mark Dallmeier
Eduardo Ornelas
Chryste Carlson
Lee Williams
Heidi Hancox
Kristina Kindred
Brad Jacobs
Isis Okowita

Lucas Paddock
Kristian Bernabe
Ernest Johnson
Roger Hall
Helen Cholewinski
Rhallete R Javier
Angel Anthony Espino
Desiree Love-Barrett
Chad Eschman
Tara Craven
Greg Cherundolo
Dwight Douglas Hill
Mark Wright
Janette Glaser
Davina Aguilar
Deon Oddie
Michelle Fonseca
David Scotto
John Foster
Amy Howe
Ruben Sandoval
Harold Woodman
Vivian Hui
Dustin Schofield
Douglas W Usherwood
Aaron J Renken
Lila Sprenger
Randy Mckinnish
Scot Breithaupt
Duane Nicholson
Michelle Angles
Anthony Dodd
David Gillie
Jerrol James
Jodi Long Weibel
Margaret Molloy
Paige Gonzales
Ayesha L Camarao
Jaylene Baker
Mitchell Flickinger
Elisa Moran
Renee Hulne Woitas
Dane Rosselli
Retta Flanagan
Timothy Felker
Jimmy Slonina
Jen Brown
Roman Mokrenko
Dexter Horthy
Charlie Gallegos
Trevor Antczak
Brett Patterson
Maria Alvarez
Geoff Koboldt
Brian Newman

Lisa Joslin
Alex L Mazariegos
Connie Gutierrez
Jon Goke
Ryan McDonald
Ian Maxwell
Paula Cizek
Bradley Cornell
Karl Lee Soule
Richard Clark
Andrew Pease
Joanne Haruta
Dr. Pete I. Maduka-Okafor
Adam Dornbusch
Cathelene Chavez
William De La Rosa
Tracy Jam
Fergus Fay
Kimberly Lombardi
Jeremy Bustos
Aida Lurssen
Novelette Lemke
Jacqueline Saint Anne
Jackie Ivanna Gatewood
Charles Paul Harman
Krysta Stiles
Sharon Oliver
Alex Vidarti
Jennifer Krivanek
Michael Fisher
Duane Pooley
Joyce Skinner
Darrell Reynolds
Tricia Derose
Michael Day
Nikkia Coston
La Donna Phillips
Date The City
John Graczyk
Joseph Munoz
Tom Hall
B Drex
Teresa King
John Treister
Jessica Lopez
Mary Quintanilla-Turner
Mary Sosa
Char Trujillo
Monique Copeland
Chris Shaheen
Chad Rodgers
Deanna Hoffmann
Mike Johnson
Hunter Stack
J Nicholas

Leslie Garcia Munoz
Kurt Huggins
Garrett Broussard
Philip Burkhardt
Patrick Munnia
Eric Mabry
Tanner T Medding
Megan Nicol
Eamon Brennan
Michael Orr
Brendan Hooley
Valerie Griswold
Michael Alio
Blake Royal-Gordon
Brianna Millsaps
Michael GUETZOW
Wade Thomas
Kelly McGrath
Ultima Andrews
Derek Christiansen
Alex Tubac
Marcia Wilson
Steve Golden
Daniel O'Reilly
Martin D.
Matt Morton
Jonathan Wallace
Tom Conner
Donald Crenshaw
Junior Rogers
Jacqueline Gardiner
Rosalie Purvis
Teresa Campos
Jessica Velasco
John W. Fiege
Vincent Applegate
Glenn E Altwein
Jay Long
Michael Withrow
Christopher Wingader
Alicia Lamour
Michael Wallenstein
Michael Thornburg
Dennis P. Collins
Sue Kane
Stephanie Paschal
Wynter Eddins
Don Wilson
Scott Paul Guilfoyle
Peter Piazza
Kevin Ligon
Scott Farber
Lory Torres
Michael Sellers
Scott Dillin

Jeffrey Pardee
Zachary Twardowski
Tucker Marolf
Jason Chase
Jeff Giblin
William Slusser
Amy Pavlock
Kyle C. Murphy
Rita Yang
Avi Gandhi
Kyley Tucker
Chris Price
Jillany Creasy
Alejandra Nauman
Jay Frontera
Suzanne Lawrence
Randy Stone
Justin C Pollard
Chris McCauley
Clifford Cowen
Allison Carey
Logan Scarry
Mstj Gibbs
Laura Hayden
Carmen Baker-Wysocki
Brett Gorley
Rickie Robertson
Colin Kyrle Pankow
David R Morgan
Audrey Konow
Anthony Pe?a
Anthony Messina
Tanya K Webster
Jason Bennett
Crystal Singleton
Marleace Lloyd
Stephen Cummings
Charles Russell
Christiana Martinez
Liam Bennett
Gerald Hasson
Kevin Rock
Susan Benton
Leticia Moraga
Rasheedah Bush
Kendrick Boyd
Brad Evans
Cinda Brundidge
Reuben E Contreras
David Lei Brandt
Peter Amara
Patrick Abbott
Kevin Powell
Sean Edward FitzGerald
Thomas L Thomas

Joan M Taylor Norman
Wyatt Hopkins
Danielle Legatt
Jeannie Kozinski
Lisa Chavez Barton
Tanya Lansing
Nathan Brummel
Joshua Flaum
Emily Banks
Jake Kooker
Norman Lim
Eric Bloomer
Wendy L. Newell
Luanne Marek
Danny Alan
Jon King
Brian Bartelt
Travis Corkery
Kimberly Elliff Williams
Jared Rosenthal
Megan Wallace
John Nunn
Lyn Nguyen
Noah Hall
Cheryl Daroczy
Spenser Naor
Michael Price
Kentaro Nishimura
Terrance Cohen
Chris De Mayo
Luis Garcia
Lee Sacks
Stephanie Schwartz
Aubrey Mozino
Laura Mandile Area
Gerardo Garcia
Hugh Aodh OBrien
Amanda Dickau
Christopher Frederick
David Ambrose
Brian Sang Han
Wilson Aurbach
Ryan Patrick Quinn
Ricky Shum
Hortense Lingjaerde
Molly Shock
Keith Guerin
Bunyan Tom
Wynn Sanders
Eric Bertch
Andrea M. Von Kaenel
Coleman Sensei
Anthony Bentancourt
Dena Cornejo
Daniel Keywan Hollister
Ron Punzalan
Ben Raymond
Marcus West
Nick Sideris
Ryan Richardson
John Sawyer
Chuck Matsler
Pascale Nyby
Justin Pease
Jennifer Kurek
Chris Schmidt
Shawn Allen
Douglas Dunbar
Chip Connor
Jeff Russo
Miles McDude
Jeremy Lawrence
Brett AugsJoost
Tim Goldsmith
Anthony Andrade
Tyler Wallace
Eric Kawalsky
Jim Connor
Maggie Stroupe
Nate Merandi
Ridley Hernandez
Josh Wentlandt
Michael Hankin
Clelia El Adl Clemens
Brian Tolman
Andy Castillo-Porres
Noel Doumerc
Joshua Bradley
Jocelyn Wagnon
Betty Fleming
Vic Pizzino
David Pasalo
Christopher William Thomas
Jay B.
Kim Grace
Bradley Hodges
Matthew Charles
Spencer DeVos
Will Miers
Carrie Murphy
Chelsea Anne Harrington
Zac Cottingham
Daniel Thompson
Amy Savage
Mike Holt
Chris Johnson
Jacob Beverage
André Langston Handcox
Brittany Clark
Chase Behl
Andrew Belous
Peter Hägg
Andres Araque
Justin Nelson
Jj Mayes
Kayla Navarro
David Pippenger
Reepak Lal
Jeremy Cook
Nevious Osborne
David Donohue
Matt Hughes
Angel Poston
Lauren Garcia
Inti Chabert
Adrian Beaumont
Jenny Wong
Colleen Tulley
Heather Molloy
Charley Ammerman

Patricia Dunmire
Marilynn Stratton
Cricket Sloan
Paul Tenerelli
Elliot Davis
Adele Christine Florendo
George Leontiev
Joshua Russak
Joyce Chao
Joshua Stroup
Tim Peel
Max Le Merle
Patrice Kutz
Amanda Deibert Staggs
Nick Tucker
Julia Kathryn
Amy Castillo
Jenna Michelle
Barry Cleary
Amanda Burton
Andy Nguyen
Angelo Evangelatos
Kirk Priess
Karen Mehri
Michael Schier
Stanislav Sinitsyn
Anna Schaerf
Wyatt Kozinski
Yaebin Kay Bernal
Ron Davis
Josh Bolstad
Adele Han Li
Ted Neher
Dan Palodichuk
Ben Benesh
Kevin Drew
Kevin Jackson
Qi Liang Chen
Justin Frederick
Josh Forbes
Jim Wyatt
David Wasserman
Josh Kelly
Matt Nugent
Jeremy Stahl
Sean Matthew Leary
Brian Barnes
Sam Nackman
Chris Jones
Khan Akmal
Junie Carattini
Jennifer Horgan
Mitch Rotter
Elizabeth Belser
Mihailo Mili
Chris Allen
James Miller
Shannon Reilly
Jeffrey Post
Jacob Andrew Clifton
Amy Long
Ben Lewis
Victor Valle
Chris Mylrea
Lynna Chevez
Vernon Jenkins
Pm Picucci
Mark A Fleishman
Omar Tutakhil
Clifford Lubin
Ryan Amaya
Tom Zimmer
Lauren Judelson
Lisa Heinz
Edward Sethness
Benjamin Paine
Raymond Wong
Nate Weber
Starling Henry
Jessica Baker
J Walker
Reed Shingledecker
Caroline Tsan
Andrea Lipton
Conor Friedersdorf
Crystal Arredondo
Victoria Harris
Blaine Walsh
Victoria Lukasik-Wood
Fred Miller
Madison Bateman
Joe Janes
Misty Lee
Eric & Natta 2018
Darren Dash Robinson
Calvin Cheng
Joey Bigio
Michael Sperati
Cindy Lusk
Jeff Michael
Jo Ann Maude
Dustin Smith
Iralys Enid Buttrum
Edward Niepoth
Jeffrey Baldinger
Libby Reiser
Dawn Radue
Lisa Waltz
Matt Harper
Remy Merriex
Shante Deloache
Somer Shaw
John DeMello
Allison Gordon
Danielle Sassman
Shari Fournier-O'Leary
Andoni Elias-Nava
T P
Woodrow Gilreath
Noel Leckemby
Christopher Vernon
James Hayden
Brian Barker
Andrew Andrew
Styx Beer Guy
David Holechek
Ian Lindsay
Bill Zanetti
Charles Lee
Jonathan Abarbanel

Vanessa Guerrero
M Lebeau
Darren Merlin
Jay Libras
Jim Rea
Ben McGraw
Alyssa Concha
Aaron Thompson
David McKay
Jonathan Regier
William Price
Heather Turner
Nicole Carter
Thanya Mercado
William Lodin
Gordon Gregg
Sommer Kätzchen
Chris Mayo
Noah Bartel
Rob Arnett
Annie W. Tang
William Allen
Karen Fan
Rick Montano
Noël Perry
Eleanora Allen
Nathaniel Travis Roberts
Randy Vinneau
Kyle McDonald
Allison Faith Sulock
Aaron Proctor
Rachel Hurst
Eric Leja
John Davison
Aaron Sumsky
Ken Layman
Arni Lehto
Jesse Collier
Thomas F Daley
Jeff Jensen
Christy Meza Adams
Lauren Schultz
Christine Cover Ferro
Avery Rawls
Chris Nicholls
Sean Rogers
Matthieu Jacquier
Page Hudson
Matthew Janssen
John David Whalen
Joyce E DIBBLE
Steven Draper
Vinh Tran
Shahram Shariati
Melody Brydson Lombardo
Heather Appell
Alex Cardeiven
John Decker
Erik O'neil Aguilar
Andrea Ramirez
Jamie Elliott
Dorie Beacham
Michelle Mendoza
Danielle Simmons
Matthew Smith
Wayne Bartlett
Bryan Lugert
Barry Pealstrom
Brian Rondolo
Omar Hanson
Josh Levy
Nina Nguyen
Robert James Webber
Chris Heaton
Iman Davis
Trish Lynn
Ken Schwartz
Ana Grace
Cherry G
Tisha Marie Cardoza
Donna Neal
Dan Skulrak
Rosa Garcia
Rebecca Leib
Scott Bougie
Simon Ko
Michael&Heather Jordan
Aaron G Matthews
Dave K
Dan Brady
Jason G
Ann Choe
Frank Holt
Grant Gunderson
Ellen Reidy
Andrew Oetker
Ernest Shmidt
Kora George
Richard Zbeda
Roberto Arias
Aimee H
Derrick Schutz
Kevin Brock
Jennifer Emmerson
Jandjr Happy
Cc Earthly
Mona Taylor
Magna Sundstrom
Michael Garrow
Cristina Alvarado
Mason Andrews
Tony Bonaccorso
Ryan Fish
Liz Javier
Kathy Kinder
Nick Lanza
Dawn Lyons
David Audelo, Jr.
Erika Rodriguez
Branimir Kvartuc
Steve Shaffer
Jt Crenshaw
Samantha Cvetkovski
Tamarra Woodard
Travis Mullins
Alex Bradley
Brant Duncan
Hannah McDermitt
Angie Edenloff
Daniel Kim

Jim Macier
Hiram Wong
Isaac Quezada Lopez
Ruby Bostwick
Fabien Nicaise
Aaron Fairbanks
Samantha R LaDue
Nick Hughes
Josh Kennedy
Stephen D Butler
John K Tripp
David Marks
Brendan O'Connor
Angela Landis
Matthew Giblin
Sean Osborn
Daniel Weidlein
Michael Boggan
Lee Peglow
Nicole M. McClain
Caroline Young
Katherine Fillare
Karla V Gonzalez
Avneesh Singh Saluja
Darlene Hill
Edgar Barradas
Kevin Blickfeldt
Rick Lupert
Kris Carroll
Bridgett Colyar Hull
Omar Mendez
Jeremy Ungar
Alexander Quel
Mthunzi Ramphele
Peter Vasilion
Ruvin Spivak
Kevin Boutte
Charlie Haddaway
Avi Solomon
Robert Denham
Sunena Sabharwal
George Bondarev
John Niebuhr
Sean Petridis
David B Mittelman
Nicholas Yao
Edward Mugica Sr
Star Marcus
Thomas Nellikkattil
Mike Vendel
Craig Mayo
Brandon Hirata
Daniel Hernandez
Charles Nauman
Shawn Peacher
Morgan MacDouglas
Michelle Cacho Ruiz
Aaron Batson
Andrew Peters
David Stewart
Tammy Harper
William McNabb
Brendan McNelly
Steven Brown
Dj Salisbury
Bradly Hurh
Nicholas Robert Watkins
Jake Buchheit
Gene Fliman
Eduardo Zepeda
Julie Kronenberger
Mia Angela Ragonese
Mike Matyasic
Jacqueline Leonard
Condra Trader-Jones
Julie Jetland
Maya Fulcher
David Volturo
Patti Range
Melody Wen
Sam Luu
Susan Arnold
Gillian Smith Chang
Marie Ishikawa
Tina Rakauskas
Daniel Kimbrough
Paige Wilkinson
Christina D
Tony T
Jacob Cohen
Anthony Lawson
Tim Tsuruda
Jose Velasquez
Domingo Rosa
Andrew J. Dunbar
Nicole Alvarez
Kristofer Kataoka
Jennifer Portillo
Sara J
Ray O
Kurt Piland
Dan Harrington
Ana Haviland
Mark Inocentes
Eric Kearney
Nazanin Minaian
Matt Leamy
Stephanie Miller
Greg Diaz
Jessica Waldrop
Jerry Kong
Denis Blake
Adam Guenther
Mikaela Randolph
Matt Sampson
Fabrizia Ramella
Rusty Selmont
Pablo SOTO
Glenda Raon
Olivia Alvarez
M Wildes
Michael Romero
Katrina Bitner
Greg Hammond
Daniel Holechek
Alan Feldman
Donna Manalo
Ryan Schweitzer
David Biggerstaff
Mandy Johnson

Anthony Court
Kevin Harville
Juan Escobedo
Michelle Bicera
Star Picucci
Diane Nguyen
Jacqueline Pulido
Pet Pics ByChristine
Marc Leufroy
Dave Hirzel
Starrett Berry
Jackie Nith Ishibashi
Nathan Brown
Lee Andrews
Stephanie Stockton
Patrick Lee
Ryan Burton
Jd Williams
Bridgette Camacho
Joseph C. Ledoux
David Creel
Matt Reynolds
Robert Johnson
Jorge Maldonado
Robert Hill
Kevin Mendonca
Brandon Porter
Adam Joseph
Michael Rann
Brenda Baldizon
Hilary Lentini
Adrian Boeckeler
Dominic Laureano
Clay Pritchard
Nicholas Pettit
Gretchen Crookes
Eric Keitel
Amy Tibbs Snyder
Rachel Cheong
Susan Ginsberg
Abby Lavin
Iain Nevill
Gail Reilly
Ernest Shmidt
Brandon Bocianski
Matthew Sharp
Ben Ross
Cyrus Batchan
Evan Thomas
Rick Rothschild
Tish Roman
Matt Stauffer
Scott Palka
Regina Meyer
Christopher Perciabosco
Leah Zamir
Melissa Engelhard
Steph Monroe
Jason Merrell
Java Meyer
Alex Wolff
Joshua A Wessels
Jeni Tholmer
Mike Ratliff
Vickie Billingham
Mike Davidson
Dave Thornberry
Andy Wolsiffer
Randy DeMayo
Sophia Acevedo
Jasen Reed
Lukas N. P. Egger
Joey Hayes
Aaron Janus
Dianna Morikawa
Mitesh Hayayi
Mike Lebow
Kegan Inman
Garry Schettini
Victoria Chenoweth
Kim Kellerman
Megan Hall
Larry Miles
Marissa Barela
Maren Gamboa
Wayne Lewis
Francis Stallings
Steven Gadecki
Michael Hale
Danny Dangoor
Zach Miklin
Amber Croteau [Williams, Tom...
Brett Spiegel
Sara Messall
Sean Slattery
Steven Farr
Sophie Brabenec
Lindsey Sunga Harris
Jeremy Fetty
Jonathan And Stacie Schulz
Martin Mora
Janice Yiu
Gevonte Brown
Anthony Sager
Kelly Haines
Jill Sorkin
Nina Ferretti
Julia Rizkallah
Robyn Harper
Tiffany Brain
Paul Fiore
Kristen Andersen
Nicole Lucero
Travis Riner
Daniel Becerra
Braulio Reyes
Anthony Spinelli
Wesley Schultz
Amanda Mock
Danielle Kamens
Ante Kvartuc
Nicholas Reczynski
Alex Bell
Melissa Kreuter
Ben Nichols
Bryan Okamoto
The Ganongs
Jawaan Wallace
Jeremy Alvarez
Elizabeth Hoh

Sheryl Turner
Erin Wilfong
Jared Nassaney
Christopher Noebels
Karpathia Herzbrun
Stephen Shaffer
Damian Loza
Jeremy Cash Dollar
Robert Anaya
Chadillac Jordan
Justin Piccari
Theodore Will
Doug Lorenzen
James Minor
Ld Graham T. Richardson
Jennifer Malins
Philip Cruz
Chris Partida
Zachary Wilson
Adam David
Deric Lubin
Paul Leider
Todd A Barneck
Shannon West
Alexander Enriquez
Laura Lampley
Sam Knash Green
Danny Pampel
Amy Loel Phelan
Mike Korpi
Armando Santiago
Daniel Hiorns
Stephanie Guadron
Henry Hakimian
Andrea Conway Donnellan
Juniper Ekman Greenstein
David Pursley
Sara J. Asad
Jonathan Brunasso
Joseph An
Ezra Chobaz
Liz Lavin
Beau Guinyard
Ting Yeh
Marc Wolloff
Jo Vaughn
Steven Mittelman
Piro P
John D'Alessandro
Olusesan Daniels
Bill Ishimoto
Richie Aquino
David Rogers
Rubi Medrano
Brian Hardy
Randy Cowdery
David Barnett
Gabriel Preston
Tatiana Parisi
Finn Schall
Garrett Greiwe
Tommy Oceanak
Michael Bellavia
Mike Schluenz
Josh Kravitz
Jeff Clary
L.M. Staton
Dawn Sebock
Sergio Salazar
Tim Grant
Justin H. Lutz
Christine Kim
Jason Vogler
Leslie Johnson
Justin Gary
Rohan Thakker
James L Monge
Steve Borden
John Caoagas
Mark Whitworth
Andy Morrish
Genaro Gonzalez
John Alzate
Steve Evans
Lucy Lang
Sarah Jane Santiago
Sheri Beverage
Jimmy Illujan
Blak Safire
Ryan Bailey
Nicole G
Kim Owen-Parker
Delaney Warren
Natalie Contreras
Gena Miceli
Kyle Ferrier
Aimee Sones
Adam Hand
Leah Beth
Brad Gordon
Sara Hlebain
Aaron C.R. Pepper
Keenan Ruzga
Chris Martin
Daniel Beyer
Danielle Hari
Jen Holub
Mike Scheer
James Macias
Kanani Alapa
Randy Hample
Ben Schwab
Ben Newcott
Matthew Lerner
Eric Finley
Derek Lettman
Matthew Shaffer
Shell Stachowicz
Guy Guidry
Caroline Madden
Chris Frye
Michael Hedrick
Jake Dubenetzky
Shancy Leeanne
James Griffith
Dan Wight
Harsha Yalamanchili
Neema Hamadani
Hayley Perkins
Vincent Scheerer

Raymond Garcia
Steven Tavernia
Peter Momjian
Rodney Ishihara
Eric Costello
Robyn Nelson
E. Frischhut
Chad Irick
Robert Krebs
Andreas Hoeschle
Jacob Pepper
Martin Wong
Jenny & Bryan
Elise Burke
George Y Rodriguez
Sergey Kahn
Thomas Foster
Eric Durham
Jeffrey Miller
Scott Clark
Michael Pincher
Gabriel Leis
Nathaniel Magilnick
Jonathan JACOBY
Jose BARREIRO
Douglas Figueroa
Frederick Bates
Dw Miller
Rochelle Haga
Christopher Carver
James Griffin
Megan Campbell
Duncan Stanley
Kyle Neal
Christopher Walker
Jonathan Wiseman
Karen Corcuera
Johnny Phong
Siddharth Sawkar
Allison Crandall
Yakshita Jansen
Bernard Mascarenas
Omar Kanawi
Lindsay Good
Jodi Hnatyshak
Collin Brown
Kelly Nine
Peter Belcher
Norman B. Davis
Eric Herman
Ashley Hsieh
Jeffrey Konyu
Rose Marie Campbell
Benjamin Ross
Anthony Spencer
Mariana Uribe
Gloria Boggs
Nb Khuu
Dorian Frankel
Karen Howard
Joel Tokunaga
Conor McMillan
Michael Yeack
Joseph Frataccia
Chelsea Shelby
Cristina Hasigan
Lucas Zalentz
Mark Pennington
Brian Cole
Terry Nurenberg
Nick Chu
Valerie Sindal
Emily Walls
Umit Aslan
Michael Yuan
Edward Kim
David McKimmie
Juan Sandoval
Matt Cynaumon
Chad Russo
Anthony Occhipinti
Shannon Barondeau
Stephanie Ramirez
John D Kin
Teresa Hsu
Russell Cohen Hoffing
Drew Curtis
Alexis Chanes
Kamila Daniels
Alex Scott
Christopher Obery
Donald Albertson
Henry Frechette
Adam Haas
Urzulo R Glaviano
Michael Pastore
Nicole Marie DesForges
Melissa Velasco
Nichole Hibbard
Madison Obery
Richard Fowler
Heather Anne Howell Boyle
Charles Yi
Mor Wetzler
Justin Arndt
Jeremy Lambert
Sara Mrasek
Jamie Mortellaro
Jane Kilkenny
Steven Hopke
Nicole Cook
Stephen Sandoval
Rachel Kitzmann
Adi Reich
Ruth Wentz
Angel Stone
Allison Bellas
Angela Lister
Sarah Bourgeois
Daniel Freeman
Ryan Minniear
Michael Hirota
Jose Gomez
Jeffrey Mansfield
Christopher Cody
Roberto Torres
David Miller
Jennifer Kelsey
Kevin Manage

Shad Pulley
Cherilyn Olguin
Alexander Cote
Mark Teska
Joel Accorsi
Alexis Reber
Paul Kantor
Kristina A
Joseph Vasquez
Shamal Sawant
Lyndsey Kier
Beau Ray
Larry Price
Bryan Davis
Tammy Heiner
Ryan Vance Brinkerhoff
Samantha Chen
Andrew Bianchi
Eric Thorne
Alan H Nitikman
Russell Silao
Jodi Rogers
Josiah Olds
Leslie Rehak
Elizabeth Hudson
Breonna Walker
Anna Polin
Daniel Drugan
Cynthia Phung
Scott Brenner
Galen Herbst De Cortina
Brian Isham
Heather Garcia
Dana Law
Kelly Thompson
Tyler Ross
Christopher Mash
Angela Lin
Layla Habahbeh
Dru Nguyen
Jess Jones-Gauslå
Kevin Hamano
Eric McGaw
Jeanette Rosales
Linda Keyes
Julie Kochinski
Ari Felczer
Gustavo Hernandez
Barbara Huhn
Shannon Lee West
Dale Schmidt
Andrew Ritter
Amanda Flagg-Nuno
Colin Weber
Jeany Pfaff
Shaheen Sayani
Melissa Ng
Steven Urenda
Matthew Arlotta
Bruce Sutherland
David Gusmini
Kathleen A CANHAM
Bette Jo Babcock
Luis Valencia
Andrew Rossol
Karl Wilkinson III
Ryan Kopycienski
Alison Bjorkedal
Stephen Channell
Sherilyn Lee
Helen Pan
Vanessa Leon
Jonathan Ickler
Henrik Helgesen
Sheri Bluebond
Sharon Kay Jamerson
Robin Blackburn
Aaron Elijah Cass
Leland Pitter
Kelly Miller
Juanita Singleton
Tim Bryant
Joseph Kirchoff
Patrick Parton
Hayley Baxendale-Kasep
Andrew Degner
Stuart Anderson
Carl D Driggers
Samantha Marez
Evan James
Scott G Juhl
Patrick Seitz
Jared Pettinato
Robert Planakis
Wendy Lockhart
James Haruta
Adam J Smith
Ryan Horan
Amy Brunell
Paula Hart
Chris Brunasso
Wendy Sarnoff
Joseph M Lumarda
Franklin Lavin
Sean Ashby
Skyelar MacEachern
Christopher Hughes
Nathaniel Lavin
Kenny Vo
Tammas Wilner
Nicole Balzarini
Clarissa Avendano
Stephen Rosolio
Kurtis R Hollar
Damien Hines
Mina Isaac
Tommy Bridwell
Nate Usiak
Joanna Rau
Ivo Janssen
Stephen Wolnisty
Tracy Lee Dietz
Suying Jin
Erik Delgadillo
Elena Shufelt
Hugo Andrade
Kaleen Ogden
Doug VanDyck
Matthew Lenda

Michelle Jolin
Gareth Morgan
Marcus Gee
Tripp Ferrer
Anna Hawkins
Vid Zubic
Kate Stowell
Stacey Moseley
Nerissa Ngiruos
Logan Bordeau
Spencer Cary
Christina Tran
Justin Barnes
Chester Brandes
David M Walker
Jodi Mikoy
Andrew Kellogg
Christopher Hansen
Malcolm Coronel
Ashley Nash
Michael Banducci
Susan Schmitt
Harriss Ganey
Keith Johnson
Christopher E Robertson
Kerstin Barr
Jeffrey Bohrer
Ryan A Trupin
Greg Whitney
Michelle England
Don Vo
Jamie Williams
Cara Blackwell
Jaclyn Cannon
Melissa Terry
Vejas Skripkus
Ammie Puckett
Robert Behrmann
Otto Von Stroheim
Ryan Carley
Shuly Hirsch OF
Enrique Ortiz
Tracey Colvin
John Cacioppo
Michael Porter
Stephanie Keider
Kyle Marsh
Terrence Allotta
Brian Smith
Scott Gold
Marie Houle
John Kim
Alicia I Yaffe
Wendolyn A Ince
Benjamin M Rozema
Ryan Davis
Brandon Walls
Michelle Nailor Octave
Vasil Stojanov
William Ronald Dell Hill
Jennifer Pietrzak Carlson
Kevin Frand
Owen Shribman
Brian Meredith
Amber Palma
Wendy Powers
Kirsten Oglesby
Molly Quinlan
Carlos Montes
John Hreno
Jackie Diener
David Lee Waterman
Lynn Hobson
Michael Yanovich
Jason Bryan
Sandra Barkley
Brett Kushner
Mitchell Garcia
Michael Yep
Eddie Ramos
Daniel E Wong
Marcos Pinares
Robert Cooper
Mike Quain
Timothy Johnson
Aaron Parra
Mike Kuhrt
David Frankowski
Stephen McGaw
Kevin B. SHETTLE
Thomas W Merritt Jr
Dominic Trey Jimenez
Steven Bramlett
Brittany Tucker
Bill Fiala
Scott D Reitan
Michael Axeen
Sarinah Scherdorf
Lira Kellerman
Ben Simon
Mayurie Chengsaksri
John Chodera
Christopher Perkins
David Ly
Stephen R Dernlan
Eve Woollett
Kevin Zanit
Jonathan Rosenberg
Christie Hauck
Brandon Makaryk
Jennifer Cormano
Christian Belnavis
Lauren & Jack Royal-Gordon
Scott Toohey
Darrell Hawkins
Matthew Butt
Jacqueline Chan
Jessica Downing
Terran Schackor
Cole Duran Benton
Aaron Chavarria
John Hoglund
Evan Sheldon
Zachary Wallace
Kathleen Becket
Dax Grove
Brandon Rodriguez
Anne Sokolich
Robert Love

Jaime Bondoc
Lee Gay
Alex Velez
Melissa Guerrero
Daniel Mitchell
Jesika McEvoy
L Banda
Jessy Lozano
Jennifer Hicks-Wilson
David Audelo
Armando Castro
Jennifer Portillo
Kevin Marsh
Mats Andersson
Kevin Carney
Kingsley Asare
John Chominsky
Courtney Knapp
Prasad Matti Rao
Christopher Vestin
Matthew Gaborcik
Pat Chiasson
Cory Parrish
David Egly
Michael Wiener
Duke Raley
Mary Ann Anderson
Kané Imai
Alejandro Alvarez
Joe Barnathan
Aaron Abt
Carlos Campos
David & Lindsey Share
Shaun Snow
Valerie Valdez
Yunji Noh
Holli Duncan
Tristan Ringenoldus
Aaron C Doran
Justin Clavell
Alexandria Eshenbrenner
Lisa Clauson
Heather Seiple
Daniel McCoy
Lawrence Csutora
Navil Delgado
Randall Ray Jones
David Costello
Thinh Le
Donald Haas
Joshua Smooha
Steven Bevacqua
Isabel Reyes
Robert Bitting
Mikel Padilla
Thomas A Thomas
Robert Paul Meier
Erin Killean
Michael Sanderson
William Herbert
David Matthew Olvera
Lee Ann Jaeger
Jerrold Rhee
Helen Phung
Nicole Sandoval
Joshua Madera
Lee ODonovan
Brian Mc Cauley Johnson
Keith Simonsen
Audrey Wood
Brent Geris
Lloyd Ford
Kyal Moody
David Bauer
Ed Stanfield
Rich Ozminkowski
Steven Wiley
Viet Hoang
Shant Mardirosian
Melanie Nelson
Mark Greenbaum
Maureen Abdelsayed
Carl Ekdahl
Sean Mabry
Melanie Gamgene
Eric Juarez
Joseph CARONA
Bruce Penner
Eilene Gil
Pete Fryt
Louis Possemato
Robert Grantsynn
James Charles Hill
Darren McGuire
Danielle Chanes
Dan Au
Mark Newsome
Dan McKeaney
Jeffrey Wells
Leon Chang
Katie Franzeo
Tula Nieva
Nicholas D Earl
Kenya Rushing
Breann Sitarski
Monica Vera
Stephen Taylor
Millie Shroff
Jacob Keating
Scott Pappas
Brian WOHLBERG
Châu Tong
Derek Nicholas Etman
Savannah Ackerman
Nicholas Rusk
Jeremy Soule
John Sifling
Ruby Lerner
Pamela Pusateri
Kelli Penner
Dave Green
Ryan Cooper
Jeff Buccellato
Zachary Salazar
Kelly Liu
Matthew Sasaki
Denise Manlove
Isaac Hernandez
Clayton Kozinski

Robin McCormack
Ed Vides
Christopher Lyons
Kenneth Martin
L Td
Lizzy Newsome
Sue P
5 Minutes With Felix
Roy Liao
Justine And Oliver Santos
Shawn R Prokopec
Brittany Savage
Matthew Majcher
Amber Funk
Nicholas Hoskins
Lex French
Diana Clark
Adam Field
Stephen Andrew Hearn
Candice Smart
Brennan Monro
Corey Kownacki
Melesha Hnatyshak
Sally Pollock
Josh Schoenwald
Michael Day
Nicole McTeer
Justin Keenen
Julie Henderson
Taylor Cummings
Grant Williams
Scott Ichikawa
Cate Adams
Nedda Amini
Aaron Coons
Monica Kincade
Amanda White
David Logan
Alex Litvak
Mary Ellen P
Paul Thies
Dan Tokarz
Michael Mutuc
Charles Branz
Harenstong Cardoza
Kyle Kownacki
Jason Raimondi
Alicia Schleuse
Tod Mesirow
Vivek Basalingappa Hungund
Crystal Gehr
David Scatena
Bruce Amrhein
Vincent E Gormally
Nathan Orloff
Erin Kinne
Gregory Baine
Lisa Fancher
Frank Merle
Margaret Rose
Devin Sanguansukdikosol
Justin Frye
Roxanne Braithwaite
Weiyi Tan
Brad Budde
Brandon Haynes
Sloane Grace
Will Goodman
Joanna Lewis
Ian And Kathleen Macdonald
Jane Epstein
Richard Staebler
Vu Tran
Benjamin Brannon
Zuri Jackson
Kimberly Stanfield
Jennifer Min
Michael R Henderson
Phil Huynh
Michael Ostrander
Uriel Matus Jr
Casey ROBINSON
Lydia Vannarattanarat
Carl Davidson
Erin Dooney
Mike Gentile
Gabrielle Das
Dontcher Bramlett
Quyen Ly
Mark Walker
Clayton Knowles
Heather Jack
Randi Lovett
Andrew Corbett
Kolin Tang
Nils Diedrich Jansson
Josh Anon
Rebecca Seamans
Crystal Paz
Christopher J Carlson
Karen Curd
Nelson Nieva
Jonathon Strah
Kevin Huey
Nancy Howe
Diana M. Rios
Alexandra Nalevanko
Wesley Yang
Rahul Khopkar
Allen D Norvick
Joel Ramirez
Alana Worotko
Robert Yeamans
Rahul Amin
Joel Danto
Alexander Olson
Matthew Rubin
Merek Chang
William Zimmer
Ryan Firth
Jason M Tor
Mark Dodek
Travis Bush
Remington Lee
Scott Andrews
Greg Ballora
Suzanne Casement
Peter Ryan
Grant Culwell

Raine Wolf
William Arzate
William Yocham
Alex V
Joe Rut
Marshall Christa Tipton
Dan Vado
Eric Palma
Josh Hodas
Jake Frankenfield
Benjamin Shaw
V Gonzalez
James Stewart
Temma Hankin
William Dupree
Ryan Anthony
David Ramey
Michael Kane
Christopher Gutek
Edmund Cheung
Brett Bouley
Joel GOSSMAN
George Thomas Jenkins
David J Gannon
Sam Petralia
Michael Dowd
Randall Lieberman
Angelique Barnum
Harris Chen
Jason Willig
Fernando Chien
Kevin Locarro
Peggy Farnham
Katherine Kha
Bryan Bitzer
Jessica Blue
Michelle Navarro
Samuel Tonneslan
Thomas Smetham
Hopper Stone
Tracey Colvin
Kristofer Luu
Christopher Tung
Holly Rose
Jesus Fonseca
Jason Knudson And Neda Zadeh
Emerson Dibley
Nathan R Wilson
Christopher Tonick
James Madison
Kathy Schoeppner
Mark Johns
Catherine Weber
Amy Ratcliffe
Daniel Colman
Robert Boutelle
Neal OKU
Jodi Pantuck
Adrian Willcox
Chris Howard
Kirk Jaastad
Stayton Shaw
David Atkins
Amanda Kasahara
Elizabeth Wong
Kevin Huang
Lynn A Stone
Jody J Franzen
Lynne Mazzarella
Adam Epstein
Crystal Galczak
Nathaniel Grady-Reitan
Lucas Flick
Kevin Taber
Danika Sanchez
Russell Isler
Matthew Kimmel
Truman Alfaro
Jeffrey Bornstein
Kellie Smith
Matthew Matiko
Greg Kaczynski
Eric Adams
Mitchell Walrath
Kalynn Morano
John Allee
Nickolas Colbert
Juan Sotelo
Thien Vo
Cassandra Roberts
Tara Sands Schachtel
Gianpaul Ponce De Leon
Linda Beam
Rachel Bieber
Ronald Almojuela
Kenneth Slosson
Shreya Nigam
Morgan Erickson Joeck
Alexandra Cuadra
Samantha Berry
Christopher Lin
Eugene Jannece
Aaron Contreras
Rebecca Phillips
Rebecca Holmes
Travis Helterline
Mariela Castellanos
Arnav Mariwala
Kevin Marcellus
Jeff Leach
James Crocker
Anne Kathryn Parma
Matthew Sullivan
Nathan Boyd
Christopher C LEE
Lauren Decker
Matthew Detisch
Sam Vieira
Sevag Nalbantian
Francisco Peters
Eric Sue
Kendra Eckblad
Brian Weber
Joseph Ivankay
Sabrina Altamirano
Candice Mayes
Farah Jalaie
Virgil DeMayo
Alvaro L Ruvalcaba

Brent Royal-Gordon
Geoffrey Glidden
Calie Hendrickson
Lindsey Traub
Doug Hurley
Roxanne LaMar
Diego Rodrigues
William Znidaric
Andrew Sanders
Sarah Delucchi
Christian Olsen
Cheryl Swartz
Ruben Reynoso
Tracy Reardon
Tae Hyun Lee
Matt Matich
Edward Joshua Rappoport
Stanley D Wells
Kris Brix
Joel Youkhanna
Michael Finnegan
Michelle Skidmore
Viktor Chemelekov
Watts Ha
Stephanie Whitlock-Luckey
Guido Galli
Karla Gomez
Patrick Albani
James Lin
Denise Anne Hamilton
Leonard Kong
Galen Dattilio
Ricky Santana
David Thurmond
Kevin Maguire
Braden Graeber
Sabeen Tharadra
Renee Gonzalez
Fernando Uribe
Terry Tsang
Danielle Gibson
Matthew Redfield
Josh Dullat
William Schwab
Colleen McCullough
Robert K Wicken
Vincent Werner
David Brighton
Erin Okada
Lee Zaro
Patrick Sullivan
Kimberly N Harrison
Hayden Melbourn
Christopher Wellington
Terri & Tom Coleman
James Colbert
Nicholas Godfrey
Paul Sweeney
Grant Galli
Ali Niv
Raymond Little
Pamela Elliott
Rachel Klitzner
Nicholas Sachs
Luz Dowd
Lora Hall
Curtis Tucker
Kimberly Arnesen
Robert Olsen
Karl Ivanson
Justin Macchio
Charles Kenyon
Elise Jackson
Suzanne Norr
Aldrich Manlutac
Micheal King
Alexis Sowuleski
Keith Bussell
Marc Mittleman
Marat Shpolyansky
Justin Norman
Richard Bjelland
Cory Doctorow
Catherine Swanson
Ryan K.
Brian Milch
Rand Setlich
Brennan Jackson
Krystina Snyder
Richard Vu
Scott Casey
Maxwell Heesch
Mario Martinez
Nicholas Finn
Robert Jones
Zachary Peeples
Asuzena Velez
Sean Fitzgerald
James Zagala
Enrique Gonzalez
Justin Arthur
Rebecca Francis
Zack Smith
Kristin Mc Kee Osbourne
Joe Pearson II
Grayson Stone
Michael Hamlin
April Brown
Kyndell Gaglio
Preston Boebel
Julianne Daniells
Jodi Solbrig
Wihianna Yavorsky
John Waterman
Amanda Miller
Canaan Castro-Hoffman
David Barnett
Shane Towne
Maria Larios
Matthew Brown
Sabrina Dukhovny
John Feulner
Justin Jung
Ashley Vasquez
Akiko A MORISON
Melissa Joel Overton
Brooks Marzka
Matthew Brian Singer
Kern Mattei
Alex Hreiz
Gregory Solomon
Wesley Jordan
Bradley Buchanan
Dona Le
Sebastian Bueno
Alexa Hale
Katelyn Rodgers
Aaron Krouse
Paul Millet
Joshua Ruffell
Scarlett Nye
Robert Dulys
Jocelyn McCanles
Karl Nettmann
Brandon Pennington
Matthew Gonzalez
Annie Zhujiang
Sarah Jochum
Stephen Lortz
Stella Plato
Aaron Kime
Justin Brand
Jama K Meyer
Keila Hatley
Christopher P Ironhill
Randi Boord
Brandy Leigh Scott
Howard Braham
Shawna Benfield
Britany W.
Naader Banki
Christi Garriott
Gregg Fuller
Yale Kozinski
Derek Hibbs
Miguel Barrera
Zac Gunnell
Erik Conway
Adriana Destiny Lopez
Joshua EmBree
Adam Davis
Pcna Investments LLC
Philip Traum
Merri Ronquillo
Jeannette Innocenzi
Christina D'Ambrosio
Deborah Nelson
Michael Seibert
Tiesha Jones
Michael Truly
Joyce Chiu
Maria S Garcia
Nicholas Jerge
Levik Mansourian
Travis Austin
Armando Santiago Cintron
Zachary Berger
Alyssa Devine
Ken Royal
Chad Dorger
Jeffrey David Picarello
Aaron Schaefer
Audra Bars
Blake Farrow
Erica Dwerlkotte
Laura Chew
Breton Tillinghast
Michael Williams
Tessa Norton
Dean Van Eimeren
Stephen Skilbred
Tom Gurbach
Andy Carey
Todd Lesko
Da Nae Martinez
Joseph Sherbanee
Leonie Reynolds
Roshini Jaiswal
Michael Campbell
Rod Miller
Man Siang Tan
Vyas Dake
Lisa L Hendricks
Arun K Subramanian
Kenneth Gerenraich
Kyle Epperson
Martin Price
Brendan R Gormley
Maeve McArdle
Shannon Brown
Jason Hall
Corey Cruz
Jose Crespo
Kevin Drew
Brandon Clark
Gavin Abercrombie
Patrick Schaller
Oscar Lucero
Daniel Morgan
Candace Kaufman
Vincent Carden
Robert O'Brien
Thomas Stank
Anthony Fischkelta
Michael Romeo
John Sennott
Gary L Hill
Patricia Ortiz
David Brody
Paul Chaffee
Riley Horstmann
Joanne Johnson
Kimberly Papedis
Ryan Self
Adam Barnard
Maureen MCKIBBIN
Christopher Knickerbocker
Penny M Johanesen
Linda Pollard
Andrew Nguyen
Jason Milner
Kevin Peterson
Sarah Wescott
Sarah Matsui Von Guetzow
Benjamin Craig Davne
Mika Watanabe
Bryan C Miller
Craig Utas
Marcus Burns
Maura Lemon
Lia Marroquin
Kevin Brooks
Christopher San Paolo
Kelli Stratton
Jake Morrison
Eamon Ford
Brett Goering
Gary McAdam
Melissa Clark
William Hunt Cacheris
Albert Portillo
Melinda Ann Smith
Brady Collins
Brendon Greeley
Shirley Korpi
Venika Jarvis
Ernest L Foster II
Victor Diaz
Will Parris
Austin Nickens
Marina Reyes Lopez Mautner
Ande Parks
Olivier Sudre
Gene Ironhill
Maxwell Vivian
Odette Overton
Julia Pyzik
Samantha R Sawyer
Ryan Natividad
Marcy Tiffany
Natalie Regg
Linh Dang
Andrew McNulty
Stephen Swift
Sara Spring
Erica Stambler
Jonathan White
Diane Hake
Katie Burbank
Christopher Nilsen
Lee Tu
Roberto Del FRATE
Clarissa Franklin
Gregory Stevens
Jeff Cheung
Sorya Ly
Gareth Thompson
Eduardo Salas
Edris Rivera
Nike Chapman
Natalia Bramlett
Matthew Puzio
Anand Motwani
Charbel Adaimy
Lorenzo CABRERA
Alvin Soltis
Matthew Alan Goldman
George Lofgren
Michael Clarke
Ryan Friese
Nicholas Brown
Tiffany Stith
Thomas K Achkio
Benjamin McGinnis
Catherine Youell
Marcos Nevarez
Robert Lory
Jared Gilstrap
Daniel Frias
Devin Daley
Vincent LeVeque
Thomas Allen
Aliyah Silverstein
Ram E UDWIN
Arup Chakrabarti
Joseph Warchol
Patrick Fischer
Tomas Gaigalas
Robert J. Mosley
Robert Sichko
David Maleh
Peera Billings
Ewan Oughton
Ris Fleming-Allen
Bryan Riggs
James Lang
Heidi Alvarado
Frank McGrath
David Drevno
Joseph Shannis
Kristen Morin
Vanessa West
Jenniffer Woodson
Edward Polon
Brandt Reiter
Richard Candib
Roger Mawer
Israel Arrieta
Jeffrey Lee Weide
Henry Ruiz
Stone E Frankle
Wanna Bruce
Thomas Allan Masters
Tigh Pesicka
Christopher Poquiz
Lien Nguyen
Stephen Ortiz
Paul Daniells
David Del Toro
Carlos Antonio Toro Torres
Derik Strattan
Howard Gordon
Dale Trumbore
Steven Rogers
Diane Jackson
Mason Cochran
Adam Pohl
Chris Jones
Richard Lindwall Jr
Julee Denise Mon Floyd
Yelena Figueroa
Romana Brody
Peter Gilmour
Christina Ortega
Justin B Ward
Robert Cook
Matt Brailey
Lara Roberts
Margi Eckes
Lincoln Carson
Carlos Hernandez
Patrick Soto
Michael Nielsen
Curtis Natham
Oscar Victoria
Travis Galli
Matthew Dughi
John R. Wilschke
Lisa Krouse
Adrienne Nishina
Alexander Terreri
Joshua Weiss
Bradley Jacoby
Joanne Minerbi
Dean Soteropulos
Mario Sepulveda
Marissa Loshuk
Gloria Choi
Monikka Blakes
Blaire Constantinou
Stephanie Tseng
Dianne Noguera
Brandi Johnson
Jacob Kroeze
Taylor Moran
Brian Michael Schwalbe
Lily Daker
Brady Morphy
Ashley Pavicic
Emily Quinn
Wesley Berg
Raymond Gutierrez
Chris Mowat
Linda Majors
Adrian SALINAS
Tomas Arni Jonasson
Roderick Buyckѕ
Megan Craig
Mayra Reyes
Gregory Havlena
Ronald Green
Jeffrey Fawcett
Scott Meslow
Matthew Umles
Linda Diec
Kugan Raja Gopal
Nora Pedersen
David Long
Laura Young
Jason Enns
Bayli Anderson
Emily Kay Maldonado
Harriet Goren
Jeannette Maya Romo
Van D. Chiu
Nathaniel Harrison
Catherine Grady
Jennifer Hartman
Darryl Fox
Katie Shubin
Erich Rettermayer
Boris Kahn And Ludmila Kahn
David Arabyan
Kristin Wolven
Kenyada Himes
Nena Connelly
Jeffrey Tabisola
Ashley Hastings
Jeannette Viveros
Arun Kapoor
Sheila Hazard
Daisy Brown
Steven Parkes
Scott Forth
Chris Wessels
Todd Leykamp
David Hill
Edward Loseman
Suchai Gumtrontip
Jack Setton
Jeremiah Sizemore
Alan R Davis II
Jacob Boje
Jason Rosenbaum
Ronald L Wood
Ryan A Winthrop
Scott Khuu
Spencer Crossland
Rachel Pepper
Mark Fankle
Rodolfo Urquiza
Shannon Tyra
Nick Biedma
Valerie Leitholf
Laura Noriega
Anna Marie Tefora
Joseph Krieger
Troy Heard
Brenda Harrell
Amira Marouf
Otto Rieger
Howen Mak
Makala Reha
Janie Williams
Thalassa Tam
Sandy Maalouf
Michelle Barton
Hak Lim
John Cassidy
Ricardo Contreras
Leslie Baker
Nicolas Christoph John
Phoebe Weingast
Lillian Schwartz
Michael Lyons
Norman Leonard
Marcel Daniels
Sergio Almendariz
Kyle Haley
Sean Strait
Erik J NOGUERA
Stephanie Hwa
Gregg Alan Benkendorfer
John Russell Felker
Alex King
Chris Paschall
Ross Kaylor
Christopher Jermal
Trevor Francis
Jonathan Strenczewilk
Alex Humphrey
Kraig Saito
Mike Yoshioka
Mike Schroffel
Collin Ayers
Mher Chilyan
Adam Kestel
Luke McKenzie
Lance Barnard
Derrick M Fallon
John Van Ert
Tabitha Grindle
Christopher Mabli
Susan Bimberg
Daniel Haas
Elijah Selzer
Moira Walley-Beckett
Elizabeth Polans
Steve Milunovic
Michael Schaffer
Jordan Kornzweig
Kara Johnson
Austin Carter
David C Weaver
Zlata Zukanovic
Kambiz Akhavan
Michael Beliveau
Andrew Cecola
Luis Engersbach
Aimee Hostetter
George G Jewett
Zobeida Torres
Bruce Schroffel
Mary Snow
Mikayla Mejia
Andrew Barrett-Weiss
Sergio Gomez
Svend Lerche
Joseph Cavalier
Ryan Murphy
Amber Whittington
William Brunnler
Edward Smith
Saul BERGER
Jon Nakao
Sarah J. Hynes
Paul Fisher
Victor Ramirez
Kristofer Ekdahl
Ryan La Bounty
Adrienne Ellis
Spencer Berry
Erin Rechner
Celine Chiu
Nicholas Cassidy-Larsen
John Nordquist Jr
Giancarlo Recinos
Gabriela Nieves
Matthew Taras
Jeanette Lomboy
Bryce Dowd
Scott Steepleton
Jonathan Castillo
Adrian Ibarra
Callum Maxwell
Matt Harrington
Ron Macchio
Foster Driver
Aaron Bodie
Annelies Goger
Thomas P Kurosu
Michael Chalfin
Michele Lodin
Karen Haruta
Alex Kozinski
Richard J Patrissi
Abraham Livchitz
Elliott Berg
Michael GALANOWSKY
Steve Chen
Daniel Stiles Rich
Julienne Nunn
John Mersch IV
Kevin Pietila
Andrew Meschewski
Chelsea Strunk
Matthew Vis
Debra K Fleming
Lisa Geoppo
Arthur Villa Jr
Eric Henry
Joseph Alpern
Aaron Kellim
John Dreyer
Jamie Mortellaro
Lon D Gowan
Jessica McGuire
Sheree Wynn
Peter Rosenberg
Leslie Shapiro
Ernest Linares
Janice Girard
John Gregory
Kenneth Rotter
Kenneth Barnard
Kristine Kaiser
Owen Finnegan
Tricia Wright
Melissa Kramer-Sarrett
Ashley Taylor
Daniel Wang
Natasha Williams
Michael Lehman
Keith McGuire
Daniel Canuto
Mark Maggi
Ben Cosgrave
Phi Tran
Paul MOSLEY
Roxanne Ballin
Robert Stewart
Daniel Benfield
Brad William Smith
Michael McKinley
David Alejandro Canseco
Chris Cyronek
Ryan Altschuler
Owen G. Simmons
Kevin Kauffman
John Duke
Scott Berry
Martin Fontaine
Luke W. ROONEY
Cassandra Thompson
Kellie Natham
Tyler McLean
Laura Das
Andrew Hauser
Kevin Oh
Leslie Dennis
Danny Rapaport
William Patton
Jason Blais
Laura L Gerdes
Jose Arias
Danika Henkel
Rhiannon Rachel Chand
David J Wareham
Nicholas Greco
Joshua Brown
Suzanna Nalbandian
Tara Tarazi
Shaun Smith
Ron Thibodeaux
Jordan Brooker
Don Nguyen
Odette Overton
Gabriel Gallardo
Jayne Kum
Brian Clough
Amanda Nguyen
Cara Burres-Jones
Robert Wilt
Rosanna Lopez
Regina Brucato
Edward Hill Matthews III
Nicholas C Ekdahl
Andrea Wournell Alvarado
Baxter T Holmes
Chuck Rieger
Kirsten Anderson
Jennifer Etten
Cecille Suzette Yu
Christian Hall
George Smith
John Miller
Emily Dow
Richard Carlton Davis
Silas Brandon
Noell Felmly
Aaron Tichenor
Elizabeth Roberts
Zachary Steinert-Threlkeld
Julie Nily
Quynh Nguyen
Pusheck Teri
Scott Puckett
José Garcia
Luke Gamez
Kathy Le
Alan Gray
David Huda
Tyler S Mally
Brian Stokes
Brianne Walker
Bevan C Bennett
Jaclene Daley
Michael Seto
Kimberly Sperka
Aaron Penn
Eric Wostenberg
Matthew Oldenkamp
Brandon Murti
Taylor Matheson
Philip Ma
Joseph P Crotty
Steven EmBree
John Kaye
David Martinelli
Ari Moses
Eric Bryan Seuthe II
Ly H Yam
Jessica Pharar
Judi Laing
Christopher Morgan
Vanessa Garnica
Raymond Little
Stacie Wild
Jon Boyd Roper
Sherida Warner
Jason Mersel
Russell Hart
Grant Garrett
Nathan Graeser
Kyle Wilson
Yvonne Cooper
Jordan Wienzveg
Kelly Hering
Dean Brown
Michelle Deyo
Rod Baron
James Joseph Cartwright
Travis Howe
Jonathan Kluz
Jenifer A Warnhoff
Amber Heras
Peter Levenson
Sixto Pocasangre
Brandon Kaskawal
Karrie Mcdonough
Raymond McDaniel-Ruiz
James Manning
Daniel Ramon Del Rio
Deitric Hall
Jacquelyn Egger
J E
Dennis James
Courtney Cook
Michael Gold
Wade Graf
Brian Wade
Ryan B Severy
Vicki Higginson
Aaron Ayyob

Andrew A Monroe
David Lieberman
Xochilt Perez
Sebastian Gladney
Sid Ghosh
Kate Donayre
Monique Araya
Scott Reed
Sandra Lussier
Robert Sera
Heather Robinson
Dakotah Seller
Erich Schultz
Kirsten Staton
Andrea Robinson
Paul Hletko
Daniel Padilla
Brian Cahill
Dixie Holland
Joe Detrow
David Arnott
Johnny Soukkhasem
Francis MARQUEZ
Quang R Tran
Fred Austin
Kenneth M Wallis II
Angel Evangelista
Jeff Gustafson
Stephen Griffin
Jonathan Pedigo
Dulce Roberts
Paula Jane Lambdin
Nathan Rogers-Madsen
Scott Randall
Rene Alexander Lopez
Devon Tallcott
Joshua Madera
Layne Morgan
Matthew Leonard
Megan Trevino
Thomas Bergman
Marc Rothman
William Salyers
Kimberly Bettis
Joseph Escamilla
Victoria A Mendoza
Kit Chau
Ticha Buranasombati
Diane Bennett
Daniel Trez
Mike Padilla
Sofia Lim
Carlton Nguyen
James Ludwig
Pablo Padilla
Irma Mejia
Andrew Hart
Howard Tseng
Nicholas Anglewicz
Chris Hoskovec
Matthew Gonzales
Suzanna Kim
Yaquanda Baker
Isaiah Mobley
Cassandra Kay Caserta
Adam Pack
Wilma Lorenzo-Germie
Nick Petersen
Angela Ueber
Alberto Aguirre
Raymond Fugere
Daniel Pouliot
Dawn Lacerte
Travis Peters
Jill K Breitzman
Walter Duncan
Christofer Newman
Peter Covil
Nicholas J Oconnor
Chris Kubas
Jeffrey Sutton
Anna Coats
David Gregory Duke Jr
Deirdre M Moreno
Ann Lebeck
Anthony Jefferson
Ricardo Raya
Amy Pettit
Terry Tousey
Scott Johnson
Jan T Teope
Katherine Sisneros
Jean Thomas
Austin Rossi
Cameron Pellam
Leonard Carter
Michael LIVANOS
Samatha D Spencer
Michael Louie
Julie Austin
Bruce Carroll
David Baumgartner
Natalia Kostylev
Jill H Manuel
Axel Moeller
Brian Hamilton
Rigo Garcia
Erika Seid
Jonathan Bryant
Amber MacDonald
Joseph Charles Dayball III
Stacey Houghtaling
Loretta Mooney
Jennifer Shepherd
Leanna Blankenship
Craig Throne
David Myers
Kristy Dion
Omar Buitron
Jeffrey Romig
Benjamin Lee
Sean Channing Milberger
Katina Petrey
Cheryl Lynn Dow
Yisroel Barkany
Shawn Anderson
Nathan Jameson
Sheila Crawford
Fely Mae Ledford

Peter Bae
Jill Molloy
Joshua M Steenburgh
William Bielinski
Lucas Hausrath
David Harper
Stuart Schwartz
Cary Karrer
Tyler Martin
Jennifer Kelly
Shelley Otto
David Drake
Brian Shreves
David Simpson
Tonya Brock
Gay Thiel
Mick Cheshire
Richard Amadori
Patricia M. Sikes
Regina Marie Granillo
John H Pryor Jr
Natasha Aasadore
Christopher Willett
Samantha Turner
Erika Larsen
Nicole Smith
Richard Howe
Taylor Frost
Rebecca Hayes
Maria Bolshakova
Aillie Hu
Robin Harnish
Yuri Lowenthal
Adrian Pirraglia
Siddharth Ramanuj
Cynthia Washburn
Clint Chung
Michael Bieber
David Badgerow
Chris Ozols
Patrick Stenberg
Aliza Luft
Jené Williams
Lisa Fancher
Douglas Thomas
Mark Harbeke
Maria Hollenquest
Mark Bueing
Natasa Christodoulidou
Stephen Dias
Marie Louise Miller
Benjamin Bohorquez
Scott Simpson
Helen Cho
Lanae Faciane
Karina Gedgaudas
Amy Elizabeth Ellison
Heather Newton
Benjamin Rimolde
Jesus Lazcano
Benjamin Groff
Lisa Super
Yau Hui
Jennifer Huynh
Ramon Gastelum
Mark Chavarria
Elan Matlovsky
Matthew Fredrick
Tori Silvera Bush
Jim Castaneda
Grace Randall
Kenneth Abbott
Shaun Connery Oliver
Christopher Edenburn
Montessa Holt
Alex Musel
Charles Hicks
Steve Weatherly
Joseph York
Christa Grider
David John Irving
Teresa Fowler
Aaron Revel
Gabriel Elias Sayegh Jr.
Jerardo Cano
Linda Choi
Randal Brumbaugh
Coty Graf
Kasia Z Lewis
Martha Montero-Jackson
Kevin Lyddon
Sander B Smith
Brandi Bryant
Stewart Thompson
George Quentin Conley
Brian Roth
Adam Nix
Brian Anderson
Ann Magliere
Douglas Pace
Shelby Honea
Jay G. Gritzner
Michael Ponticiello
Alex Taddei
Matthew D Conkle
Steven Gabriel Rodriguez
Daniel Salas
Marquitta Kestner
John Bailey
Spencer Elliott
Salina Flores-dingler
Dan FAGAN
Craig Bartels
Alisha Hay-Rohrer
Kathleen Cavanagh
Anthony Vasquez
Jorge Gonzalez
James Williams
Kristin Burton
Audra Lane
Dave Erickson
Heather Weisglas
Jeremy Thibault
Brandon Cortright
Jo Valine
Dawn Kimura
Jared Cook
Michelle Morgillo
Bradley Hartman

Sarah Byrd
Barry Cordero
Jonathan Williams
Todd Havens
Roger Devenyns
Joyce Setsuda
Joe Wilkinson
Jeff Namart
Eric L Hansen
Simone Cook
Henry Wolfinger
Michelle Wong
Ian Schultz
Eric Fukute
Amanda Northrup
Vito D'Alessandro
William Rivera
Greg Murray
Sahar Milani
Delphia McCarty
Benny F Watkins
Petar Jovanovic
Andrew Crane
Timothy Monley
Robert Maloney
Mark M Skidmore
Kristan Watson
Joy Osborn
Michael Kraemer
Jeremy Busch
Bill Fletcher
Robert Perkins
Son Vo
James McCall
Pascal Schlumpf
Brendan Docherty
Aaron Green
Julia Verma
Hector Quezada
George Cannon
Cameron Crisostomo
Benjamin C Slavens
Todd Morgan
Harry Richard Foss
Michael Rodriguez
Alice Garland
Mark Mahoney
Misael Hernandez
Kevin Sullivan
Casey Velvick
Christopher Sisneros
Jeff Emdee
Travis Krieger
Jason Echon
Lynne Forencich
Amanda Alfieri
Daumier J Maldonado Cruz
Raymond McNaughton
Paul Eddy
David Cooke
Lauren Lendzion
Paul Riegert
Matthew Hinkle
Jesse Calderon
Adam Steel
Gary Chambers
Darcy K Pollack
Vanessa Avila
John Gibson
Kendall Bailey
Timothy Joseph Bogar
Edgar Padilla
Pearl McGuire
Gary Johnson
Ryan Prestridge
Ebony Rice
Jae Kwon
Daniel Jones
Carlos Bernal
Heather Olin
Mary Catherine Schugel
Helen Garber
Julius Shaw
Jason Warren Gibbons
Dana Paul Jones
Marie Mendoza
Heather Atkins
Phuong Truong
Casandre Medel
Yazmin Montiel
Drew Hall
Travis BAXTER
Joe Lazzerini
Nathaniel Epting
Alexander Lyon
Patrick Walters
Taryn Wooten
Marc Haworth
Fladpad Fam
Sahara Harrington
Joseph Marcus
Adam Aguilar
Liza Galdarisi
Ami Kawasaki
Margaret Canon Knolla
Johnny Samarripas
Geovanni Mezquita
Olivia Padilla
John Campbell
Jana Knowles
Travis Burke
Steven Britz
Greg Wynn
Andersen G Koepke
Jon Wendell
Jessica Gonzalez
Chris Roberts
Marc Doolittle
Kyle Specht
Bruce Jacobson
Jason Schoon
Ethan Beneze
Dariana Francois
Kimberly Pham
William M Carney
Zach Strouse
Derron Dudley
Andrew Sanchez
Akshay Deepak

Greg Bates
Dj Petcharamuk
Raul Reyna
Joephy Hoang
Robb Roetman
Yeongeon Suzie Oh
Lyndsay Hobdey
Evin Anderson
Sarah Rosenberger
Ginelle D Johnson
Anne Ku
Brent Matsunaga
Joel Rosenfeld
William Conklin
Yasmin Alvarez
Doug Burtness
Gustavo Dominguez
David Shapiro
Angela Davis
Cat Slater
Justin Glasson
Lauralee M Gooch
Drew Cirincione
Mark Berron
Brian Olivier
Ron Artigues
Jesse Deol
Nathan Monney
Taylor Winters
Christie Busch
Chris WEAKLY
Eugene A RICHARDS
Bryan Holdman
Mallory L Carey
Elena Helvajian
James Steven Waller
Nathaniel Miller
Dawn Leake
Shannon Clafford
Sarah Rizkallah
Lauren Katz
Catherine Kim
Richard TRAN
Elizabeth Yeung
Wesley Robinson
Ralph Spickermann
Robert KOZICKI
Charles Binder
Aloyce Rachal
Joseph DiBenedetto
Brandon Charles Pou
Charles Aukai
Letricia Angel
Michelle Floyd
Pe Kaleff
Kate Krempely
Caitlin O'Neill
Charles Weatherall
Patrick Simcock
Steve GATT
Trania Looker
Joseph Monte
Robert C Lyons
Gail Burt
Michael Lodien
Priscilla Ford
Yvette Powell
Shawn Manriquez
Yamile G ORNELAS
Rob Auten
Colleen L. Walters
Vincent Lombardo
Todd Cole
Kyle Keating
David Baum
Daniel Joseph Plantier
Allen Hulse
Cameron Hook
James Phillips
Susan Young
Sean Toomey
Jason Billy Velez
Rebecca Willows
Nadia Villalpando
Karie Wilson
John DAVIS
Gerald Asher
Ari Popper
Frank E Luna II
Michael Graf
Joe Saccoman
Nicole Hammond
Joshua Rakauskas
Stefanie V
Lia Jones
Jack Tramonte
Jeffrey Deprisco
Lendall Mains
Panayiotis Damouni
Cristina Dunlap
Melysa Vander Mel
Richard Mauldin
Hamilton Magtibay
Chrissy Jones
Jose AMAYA
Ronald Knight
Chad Castanino
Donald Tomlinson
Elizabeth Webb
Kendrick D Wright
Sean Smith
Dan Laliberte
Noah Yaffe
Knox Hughes
Dean Lindstrom
Cari Smith
Thomas KNIGHT
Merle Creger
Neil Landry
Anthony Dillard
Matthew Monaco
Daniel Austin Ramirez
Emily McClure
Pamela Gill
Kelli Dawn Kronschnabel
John J Longeway
Marie Brennan
Jackilyn Spellman
Rachelle Hudelson

Charles Bradley Sparks
Philip Lindsey
Reanne Barrette
Daniel Preston
Thomasina Muckenfuss
Angelique Blair
Craig Duffy
Melody A. Meyers
Jeff & Madison Gurley
Socorro Tapia Finocchio
Matt Woo
Pon Sodprasert
Joe Reinbold
Luan Dam
Nancy Kubski
Cindy Heng
Dean Li
Victoria Shepp
Ryn Higgins
Todd Hedrick
Joshua Hickman
Bruce Whyte
Christoph Birk
Daniel Allen
Michael Cold
T. J. Masters
Michael Bohorquez
Andrew Lee Rutherford
Katy Lord Nguyen
Megan Lian
Brandon Keiter
Ron Motz
Jillian Figueroa
Kyle Burt
Michael Bucher
Karen Sheeler
Melvin Dea
David Weissman
Michael Kahn
David Englin
Meleane Gardner
Sean Hanrahan
Hunter Isham
Susan Coulter
Madison Cromwell
Michael Caldwell
Nikolai Kerry
Sarahi DeJesus
George Youngdahl
Vito Rocco
Brandon Ward
Joseph Eubank
Stephen Spina
Cassie Latshaw
Stacy Randall
Saidah A Ekulona
James Vernon
Raymond Su
Kathleen Terryll
Darrell COWAN
Robert Boonyaputthikul
Chris Luchini
Kent J Gooch Jr
Taliesin Jaffe
Patrick LEE
Brittany Warchol
Randi Glunt
Melanie Sercena
Shawn Davis
Reina Maze
Mark Keshishian
Vanessa Grey
Catherine Shock
Donny Takemoto
Rebecca Jauregui
Krista Curtis
Matthew D Kragnes
Maurice Bisaccia
Laurann Malachowski
Christopher D Moorman
Michael Riley
Lisa Pinckney
Robert P. Hayes
Christopher Frank
Charles Negrete
Christopher Winarski
Amber Hubert
Sarah MARTINEZ
Jeff Tessner
Christian Olafsen
Nidia Estrada
Ricky Pak
Elizabeth Dickens
Maciej Rumprecht
Peter Gustaitis
Ariane Warren
Jay Dougherty
Jaime IBANEZ-ESTEVEZ
Robert Girgis
Illyas Asaddullah
Jane Baumgartner
Andrew Herman
Cynthia Villalovos
Heather Sousa
Michael Bryan MURPHY
Jonathon David Bustos
Desiree Granillo
Mayra Ceballos Lomeli
Milton PenaCruz
Arianna Armstrong
Preston Ascherin
Valerie Elias
Andy Park
Irwin Hall
Anish Hermon
Brittany Johnson
Jose Martino
Lauren McIntyre
Jonathan Thompson
David Aguilar
Fausto David Manjarrez CALVO
John Ramos
Robert Briones
Jesse Markert
Mark Moore
Jeffrey Taillon
Edward Kelly Medlock
Jackie Clennan-Price
Ari Pine

Dave Smith
Alex Herron
Aram Dzhigneyan
Joseph Ulino
Janet M Ramirez
Alanna Ho
Dante D'Alessandro
Jesse Olson
Erica Ng
Dean Duryea
Karen Manalili
Bonnie Jo ZIEMATHIS
Stuart Watson
Stefanie Owczarczak
Robert Ottolini
Matthew Costello
Beatriz Estrada
Josh Wiley
Brandace Martin
Richard Uli
Douglas Storm
Patrick Allison
Matthew Barnette
Mary Sadonsky
Edward Kestermont
Thomas James Tobin
Steven Fauth
Alex Caputo
Nate Busch
John Searight
Sandra Pavleska
Tim Draper
Conley Leung
Rob Frankle
Idan Menin
James Baker
Francis Reifendifer
Jessica Bartoshewski
Cherie Wescott
Marc Femenella
Jason Praditbatuga
Alexander Zeng
Aaron Wolk
Andrew Allen
Katrina Cortez
Li Hsu
Douglas Fryer
Charlie Tsou
Roger Ervin
Amy Durham
Felicia Parsons
Melissa Manousos
Desiree Raven
Jenna Garey
Gareth Walters
Marilyn Courtney Young
Dan Neiweem
Leanne Loombe
Laura Doran
Christina Krebs
Richard C Bailey
Louis SILVESTRI
Frederic Lee Francis Hamilton JR.
Stacey Ziemer
Paul Torgersen
Jared Germie
Grace Johnston
Janet Guzman
Sally Johnson
Monique Evans
Jason Chan
Barbara Huhn
Courtney Denise Noble
Keye Chen
David G. Cook
Julie Kankai
Nancy L. Gallagher
Steve Hanus
Greg Gunther
Matt Dodge
Roger Campbell
Ryan Anderson
Cort Barrett
Tia Grace
Cara Schoenberger
Karen Novick
Khari Ford
Jessica Turchin
Scott Porter
Micah Lewis
Carol Knight
Alonzo Renteria
Greg Miller
Joey Wayne Lusby
Robert Boblett
Megan Piktel
Brad Degelau
Amanda Wolfe
Shawn L Lindsey
Eric Yunker
Stephanie Gray
Aysah Luong
Brian Dieter
Chad Merkel
Brian Quaresma
Michael Lucewicz
Lawrence Frick
Judd Nichols
Johanna Martinez
Tiffany Oda
Kelly A Knowles
Soo Kim
James Johnson
Brad Clark
Jeffrey Tasset
Frank Shepherd
Michael JUNG
Austin Robison
Thomas Fantozzi
Gilbert Salas
John Hendricks
Ralph Tenace
Austin Stanton
Nina Hudspeth
Onico Williams
Layla Malloy
Orazio Ippolito
Pamela Amigable
Steven Svehlak

Krystal Chinchilla-Vargas
Jose Valencia
Shelby Thuruthumalil
Greg Miller
Mark Osborne
Vanessa Babbitt
John Mattox
Jason Saulog
Brian Kulmac
Ethan Boyce
Holly Griess
Anthony Hansen
Peter Waschler
Ray Barrett
Nicole Moore
David DRUSS
Lydia Elias
Sarah Jensen
Devin McDaniel
Katherine Lachman
Kristi Flake
Douglas Schuttenberg
Roman Rios
Jacob Papanek
Scott Glassman
Tina Jordan
Geeti Rajadhyaksha
Teresa K Morrison
Jason Pemstein
Scott Inks
David Delgadillo
Laura McFarland-Taylor
Zack Powell
Daniel Jensen
Antjonette Jones
Kevin Farrell
Ryan Ward
Naren Chelian
Elizabeth Jachimek
Bryan Goldner
Lesli Walker
Anita Dominguez
Steve Nini
Jaime Pona
Brittany Walden
Lauren Pagoni
Simon Han
Katie Odom
Michael Taylor Reynolds
Susan Reed
Lindal Graf
Timothy Perri
Ruth Tesfai
Mathew Mcgrane
Jordan Weiss
Robert SOMERMAN
Lauren Brown
Kimberly Maurice
Eugene Blankenship
Jeff DeWitt
Brent Arnold
Junko Goda
Jennifer Tucker-Barthol
Nina Ruchirat
Alicia Ramos
Matt Rose
Jason Meidhof
Laura Jacobs
Michael LoSchiavo
Hope Mathena
Daniel Hoagland
Julian Guzman
Juan Granados
Richard C Nazarian
Holly Gretchen Hoagland
Tracey A. Ingle
Andrea Duncan
Richard Charles Lenke
Stephanie Brennan
Brandon Webb
Harold T Clark
Alicia M Towkaniuk
Joe Pienody
Rick Heckman
Chris Smith
Ty L
Michelle K Prodanovic
Justin Scorza
Emma Vallandigham
Candace and Blake O'Neal
Priscilla McRoberts
Patti Cumby
Sean Christman
David A Kasten
Sathyaseelan Subramaniam
Kevin Christman
Adam Gordon
Nicholas Meads
Matthew Worland
Sarah Elizabeth Ryan
Nicholas M Horstman
Alexandra Barton
Jeffrey Klein
Jen Giron
Gus Nunez

Romy Meyerson
Jiali Deng
Jackie Alley
Anthony Pagano
Robert Misiuk
Andrew Scheimer
Steven Stensager
Wallace Tillman
Corbin Barocas
Lindsay Hong
David Denton
Jo Story
Gal Shalvi
Alexander Davidson
Reilly Williamson
Candace Tovar
Emily Stieglitz
William Cover
Rafael Cruz
Krista Villegas
Annie Bartolomeo
John C. Davies
Patricia Titti-Garfoot
Mecca Fratto
Rob LARUSSA
Adrian Morales Ramos
Jennifer Connole
Francesca Butler
Dan Moses
Rob Kelly
Rafi Palagiri
Michael Lim
Limuel Hunter
Jay Powell
Judah Getz
Justin Weaver
Arthur Filgueiras
Greg Cruser
Dennis Allen COHEN
Sheila Lindstrom
Heather Bennett
John P Summers
Troy Scrimgeour
Gregory M. Barna
Molly Moon
Ian Camahalan
Kenneth Curry
Marie A Moska
Paul Olmsted
Mark Bellio
Marisela G Salinas
Karen Doersam
Allison Foster
Dwayne Key Jr
Tom Plunkett
Aaron Tano
Marco A Lucero
Donato AMBROSIO
Adam Papagan
Ann Lydecker
Jason Park
Tony Prenovost
Justin & Sara Kocher
Kevan Romero
Brian Shaffer
Angela Park
Enica Castaneda
Robert Boles
Malcolm James
Gary Nissen
Rachel Bruun
Davianne Marte
Carilyn Sparks
Cristian Herrera
Barb Simmons
Steven Hovey
Marc Olah
Danielle Kaufman
Tracy Manning
Sarah Irias
Brandon Fink
Bradley McClintock
Patrick Murray
Jonathan Moyer
Carter Guppy
Catherine Miller
Andrew Bard
Ashley Miller
Nicole Kureshi
Daniel K. Sobel
Paul Stuart
Anne Maureen Scheffey
Lisa Abbott
Gabriel Alvarez
Raphael Jones
Melissa Johnson
Carly Wells
Luis Ariel De La Cruz
Christian Perez
Michael Farag
Shane Stoneback
Sheila Torrico
Michael MCDANIEL
Sandra Adams
Hugh Stiel

Martin Porter
Christopher Gingerella
Rodney Corder
Rod Gwinn
Bryan Hogan
William A BERGER
David Ray
Christine Sanchez
Denee M Evans
Fernando Marques
Devin John Nee
Jia Ming Chang
Karen Vu
Steven Clark
Timothy J Rehling
Jacqueline Kay
Mike Yoshioka
Gabriel Hardman
Prasanth Manthena
Robert Curt Dacar
Orsain Larrahondo
Diane Watson
Grady Justice
Jonathan Viola
T Savo
Alexandra Sandler
Joseph Torres
Tara O'Brien
Julia Keimach
Christopher Quinonez
Howard Pritchard JR
Connie & Scott Beierle
Bruce Rheins
Isaac Kneubuhl
David Clayton
Pang Vang
Mary Mcclung
Suzette Stewart
Kristen Flores
Antonius Spangler
Craig MacEachern
Bryce M Wilson
Shannon O'Grady
Daniel Robinson
Dwayne Gordon
Larry Hammond
Erin Yong
Jeff Odom
Alec Amaton
Lisa Michele Hatfield
Marc Strasen
Bettina May
Adam DeLand
John Drexler
Jeffrey S Wilschke
Ja'nelle Clark
David A Conde
Aaron Donaldson
Keith Miller
Steven Torres
Erick Serrano
Rosemary Arroyo
Valerie Petrarca
Randall Hoffman
Richard J Taylor
Diane J Balane
Stephen Bowman
Billy Doll
Thel Rountree
Ash Smolenski
Allison Lozano-Tovar
Frances Lin
Brady Bailey
Kent Woods
Everardo Gonzalez
Andrew Frank
Benjamin Kaufman
Timothy Woodward
Lesli Lonergan
Craig Riggs
Chelsea Cymrot
Tiffany Steffens
Christi Karlsson
Bryce Bommer
Bridget Garner
Brett Jackson
Stacy Lee
Michael VargasMachuca
Erika Cisan
Juana Medina
Stephanie Martinez
Roxanne Zolman
Trevin Harris
Ann M Horn
Kenji Igus
Maria Brown
Evan Grant
William Johnson, IV
Brittany Walloch
Janeen Morris
Dustin Sanders
Helen Garber
Daniel Boman
Emily Simmons
Matthew Conner

Carol Gamble
Linda Blount
Jeff Hsiung
Peter F Hofbauer
Bo Kim
Randel Thibodeaux
Elyse Sikora
Crystal Vilaikeo
Laura Palmer
Teri Hayes
Bari Sprecher
Charles HO
Michael Jaime
Toni Gallagher
David Chromy
Sean SANDERS
Lauren Transue
Jonathon Humig
Grace Kim
Jabari Morgan
Fawaz Zubi
Sean Waters
Jasmine Brown
Robert Swenson
Alexis Blades
Rama DAVIS
Ruthie Torres
Brett Oberst
Jasmine Northup
Samantha King
Ryan Pennell
Benjamin G Kopit
Brett Meade
David Barkley
Eric Curcio
John Paul
Dan Cross
Randy G Koss
George Scott Chapman
Robert Barrone
Cameron Kwan
Brendan Dempsey
Peter Mietlowski
Sean McGill
Shon Lawhon
Shawn C Cleveland
Joseph Langub
Lewis Davis
Sandra Mah
Gilbert Segarra
Eric Fox Jiang
Reid Stover
Luke Boughen
Jake McGettigan
Diana Mendez
Ronald Haynie
Christopher M Raon
Gregory Jiang
Amanda DeMaio
Isidro A Fernandez
Tony Acosta-aguirre
Fabian Alvizo
Franklin Dill
Paula Todd Allen
Lisa Gethers
Claudette Bacho
Lawrence Toffler
Brian Chen
Stuart T Schroff
Emily Sallack
Raymond Quinto
Julian Riojas
Mark Jwayad
Harrty D McKnett
Carrie Winteregg
Teal Greyhavens
Sean Fluster
Sara Luchian
Lauren Beyda
Daniel George
Richard Wong
Jordan Cooley
Gloria Mora-Jimenez
Limuel Hunter Jr
Kyle Wright
Patrick Gould
Wendy Chen
Chris Orta
Cynthia Gabaldon
Frank Orton
Christopher Jarrod Pyles
Kristi Powell
Nancy King
Christy Gitlin
Sheryl Ann Bryant James
Dominic Murphy II
Karen Lekas
Ling Hang
Philip H McKinley
Theodore Cohen
Selina Govan
Matthew Garbutt
Jessica Schackne
Joanne Franey

Aaron Lewis
Scott A JOHNSON
Scott Gehring
Thomas Morano
Gregory Michailuk
Ashley N Terada
Tricia Loper
Richard L Rice
Michelle Price
Frank Bozzi
Cody Mamone
Jess Morris
Radha Parameshwarappa
Thomas Lambert
Audrey Lastar
Wilfredo Hernandez
Ian Collins
Robert Gates
Paul Lee
Mark Kroehler
Robert Walton
Robert Aro
William Stewart Hogan III
Yvonne A. Kubicek
Hannah Ham
Sian Seligman
Elizabeth Vaca
Eddy Henry
Aramael Pena-Alcantara
Timothy Williamson
Martin Walsh
Jon Baum
Laura Cook
Michael Lavetter
Tony Kay
Cueto Family
James Jankowski
Ian Anderson
Victor David
Michael D Friday
Enrique Nevarez
Kwame Troxler
Rachel Kielborn
Joshua Brown
Samuel Price
Marcelo Penna
Jeff Wess Carpenter
Paramesh K ADHIKARI
Kristen McCune
Steve Tuso
Monica Rawls
Cory Schaefer
Olivia Chung
Gabriel Yaffe
Jeffrey Bohrer
Linda Lane
Robert Faucette
Rachel Flanagan
William O Foss
Eddie Luong
Barbara Holliday
Kara Stutesman
Daniel Avedon
Robert Rough
Bob Karr
Alvin Wong
Jason Perry
Sai Bing Ho
Derek Sanders
Brittany Watkins
Matthew Casper
Devon Vanstone
Andrew Zuckerman
Kimberly Newman
Kellian SUMMERS
Scott Nelson
Christopher Carranza
Becky Phelps
Eric Price
Mikko Fuller
James Carlson
Nancy King
Brittany Hood
Brian Carroll
Barbi VERHAEGHE
Mason Sims
Martin Marposon
Alan Small
Wavalen Ferro
Ilaria Brun Del Re
Yolanda Torres
Neil Etman
Matthew Evans
Cira Zamora
Samuel J Barrington
Emily Heinrich
Lisa Wong
Robson Hauser
Megan Sturdevant
Sharon Torrisi
Jeffrey Jones
Oliver Watts
Justin Neely
Lisa Haryono

Vasant Akala
Kyle Garibaldi
Roy Dalton
Brian Magner
Michael Moss
David Broussal
Jessely Orpilla
Maeve McArdle
Zeus Villagomez
Todd L Edhlund
Stephanie Hall
Kellee M Minner
Rakesh Sharma
Jeremy Marshall
Carmen Frias
David Yamashita
Rosy I Sweat
Steve Robbins
Lauren Phillips
Joshua Mayer
Traci Huntley
Jennifer Hartley
David Brisbois
Jerry John SAMARELLI
Manny Olague
Rich Avina
Rebecca Green
Tim Feeley
Adrian Guerra
Maria Alvarez
Louise Littlefield
Heath Corson
Schala GUZMAN
Anthony Parr JR
Eric Brandt
Jason Bailey
Josh Hutchins
Joseph Pleasants
Tanya Lindsey
Alicia Kim
Whitney Klein
Andrea Yellow Bird
Randall Kent Ushiyama
Amara Silao
Brandon Unger
Amber Brouillette
Donna Fairbairn
Jeffery Treadway
Laetitia M. Ashmore
Bryan Beasley
Veronica Mardirosian
Gib Gerard
Jeff Howell
Carla M Tetreault
Alan Sanchez
Haydee Grande
Baltimore Padron III
Robert Codik
Lisa Acosta
Alec Martinez
Amy Meyers
Joseph Torres
John Saddlemire
Cheryl Ryan
Daniel Berlant
Mladen Udbinac
Nicholas Langenegger
Robert Greco
Vikas Hebbar
Lisa Curtis Saunders
Paige Jacobson
D'asia Tate
Allan Paez
Ana Escajadillo
Lauren Herring
Steven Branconier
Shellie Collier
Carissa R Berdine
Timothy L Battig
Robert Thomas
Kevin Bonine
Richard L Moore
Morgan Kling
Timothy Toppe
Kyle Croegaert
Tiffany Bayly
Aaron Lloyd White
Santino Failla
Jay Miller
Garrett Rowe
Ann Fossan
Carlos Robles
Brittany Doan
Stephanie Ochoa
Ashley Glacel
Eric Schuh
Nick Sivovol
Elizabeth Augustine
Kevin Stube
Omar Jimenez
Brian Smolens
Sandi Parker
Matthew Usi
Anita Camacho

Thank You!

From the Lost Spirits Distillery, Inc. Team






Bryan Davis

Co-Founder & CEO - Board Director

As CEO, Davis carried the company from $383,000 in revenue in 2017 to tracking over $12,000,000 presently. Davis is also the named inventor on the company's key...



Joanne Haruta

Co-Founder & CMO - Board Director

Degree from UC Berkeley, Haas School of Business. Experience includes Morgan Stanley prior to co-founding two distilleries. Featured in Smithsonian Mag, Forbes, Whisky...



Wynn Sanders

COO - Board Director

Former Lt. Colonel in the United States Air Force and ScD in Materials Science and Engineering, MIT. Published on...



Roshini Jaiswal

Board Director

Chief Restructuring Officer of Jagatjit Industries, a Indian whisky company selling over 60,000,000 bottles annually.



Chester Brandes

Board Director

Chester Brandes is the former President and CEO of Finlandia Vodka as well as the former President and CEO of Imperial...



Ron Daignault

Board Director

Ronald M. Daignault is an intellectual property litigator and trial attorney, and serves as co-chair of Goldberg Segalla's...



Stephen Williams

CFO

Details

The Board of Directors

Director	Occupation	Joined
Joanne Haruta	CMO @ Lost Spirits Distillery, Inc.	2010
Roshini Jaiswal	Executive @ Jagatjit Industries	2018
Bryan Davis	CEO @ Lost Spirits Distillery, Inc.	2010
Wynn Sanders	COO @ Lost Spirits Distillery, Inc.	2016
Ron Daignault	Patent Attorney @ Goldberg Segalla	2015

Officers

Officer	Title	Joined
Joanne Haruta	CMO	2010
Bryan Davis	CEO	2010
Wynn Sanders	COO	2016

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

Date	Amount	Security	Exemption
11/2017	$21,500		Other
11/2017	$5,700		Other
02/2018	$11,000		Other
02/2018	$59,000		Other

04/2018	$39,115		Other
05/2018	$68,000		Other
06/2018	$467,500	LLC, Membership Units	Regulation D, Rule 506(b)
09/2018	$75,000		Other
11/2018	$606,283	Membership Units	Regulation D, Rule 506(b)
12/2018	$150,000		Other
02/2019	$568,257	Membership Unit Purchase	Regulation D, Rule 506(b)
06/2019	$13,000		Other
08/2019	$50,000		Other
08/2019	$50,000		Other
08/2019	$52,000		Other
10/2019	$94,372		Other
11/2019	$150,000		Other
11/2019	$200,000		Other
01/2020	$40,000		Other
02/2020	$150,000		Other
03/2020	$20,500		Other
03/2020	$1,069,999		4(a)(6)
03/2020	$500,000		Other
03/2020	$24,999	Common Stock	Regulation D, Rule 506(c)
03/2020	$468,794		506(c)
05/2020	$184,520		Other
12/2020	$184,520		Other
04/2021	$125,000		Regulation D, Rule 506(c)
04/2021	$250,000		Regulation D, Rule 506(c)
04/2021	$50,000		Regulation D, Rule 506(c)
04/2021	$200,000		Regulation D, Rule 506(c)
04/2021	$125,000		Regulation D, Rule 506(c)
05/2021	$500,000		Regulation D, Rule 506(c)
05/2021	$232,000		Regulation D, Rule 506(c)
05/2021	$10,000		Regulation D, Rule 506(c)
05/2021	$1,174,126		506(c)
07/2021	$3,000,000		Regulation D, Rule 506(c)
01/2022	$100,000	Common Stock	Regulation D, Rule 506(c)
03/2022	$50,000	Common Stock	Regulation D, Rule 506(c)
05/2022	$2,272,329		4(a)(6)
09/2022	$50,000		Regulation D, Rule 506(c)
10/2023	$92,500		Section 4(a)(2)
12/2023	$53,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
04/16/2021	$125,000	0.12%	0.0%	None	04/16/2021
04/16/2021	$250,000	0.12%	0.0%	None	04/16/2021
04/22/2021	$50,000	0.12%	0.0%	None	05/10/2021
04/22/2021	$200,000	0.12%	0.0%	None	04/22/2021
04/23/2021	$125,000	0.12%	0.0%	None	04/23/2021
05/01/2021	$500,000	0.12%	0.0%	None	05/10/2001
05/07/2021	$232,000	0.13%	0.0%	None	05/07/2021
05/10/2021	$10,000	0.13%	0.0%	None	05/10/2021
07/15/2021	$3,000,000	10.0%	0.0%	None	02/28/2025
09/13/2022	$50,000	10.0%	0.0%	$0	

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
PayPal	11/17/2017	$21,500	$0	0.0%	08/10/2021	
Square Capital	11/20/2017	$5,700	$0	0.0%	01/14/2019	
Square Capital	02/14/2018	$11,000	$0	0.0%	02/14/2019	
PayPal	02/14/2018	$59,000	$0	0.0%	08/08/2019	
Square Capital	04/23/2018	$39,115	$0	0.0%	04/23/2019	
PayPal	05/28/2018	$68,000	$0	0.0%	08/11/2019	
PayPal	09/21/2018	$75,000	$0	0.0%	05/10/2020	
PayPal	12/27/2018	$150,000	$0	0.0%	06/19/2020	
Square Capital	06/26/2019	$13,000	$0	0.0%	06/26/2020	
Joanne Haruta	08/05/2019	$50,000	$50,000	0.0%	11/01/2020	Yes
Bryan Davis	08/05/2019	$50,000	$50,000	0.0%	11/01/2020	Yes
Square Capital	08/08/2019	$52,000	$0	0.0%	08/08/2020	
Square Capital	10/09/2019	$94,372	$0	0.0%	10/09/2020	Yes
Rapid Finance	11/11/2019	$150,000	$0	0.0%	05/11/2021	Yes
PayPal Working Capital (MRS)	11/20/2019	$200,000	$93,059	0.0%	02/05/2024	
Kabbage	01/23/2020	$40,000	$0	79.0%	02/12/2021	Yes
Cedar Advance LLC	02/10/2020	$150,000	$0	0.0%	08/24/2020	
PayPal	03/07/2020	$20,500	$20,756	0.0%	03/07/2020	
Federal Government	03/30/2020	$500,000	$508,674	3.75%	03/30/2050	Yes
Federal Government	05/04/2020	$184,520	$184,520	1.0%	05/04/2022	
SBA	12/04/2020	$184,520	$184,520	1.0%	06/04/2021	
Square Capital	10/05/2023	$92,500	$44,690	0.0%	10/05/2023	

Square Capital	12/26/2023	$53,000	$43,055	0.0%	05/28/2025	Yes

Related Party Transactions

Name	Wynn Sanders
Amount Invested	$417,303
Transaction type	Priced Round
Issued	11/13/2020
Relationship	Board Member

Name	Bryan Davis
Amount Invested	$50,000
Transaction type	Loan
Issued	08/05/2019
Outstanding principal plus interest	$0 as of 02/2020
Interest	0.0 per annum
Maturity	11/01/2020
Current with payments	Yes
Relationship	CEO / Board Member

This loan has been repaid

Name	Joanne Haruta
Amount Invested	$50,002
Transaction type	Priced Round
Issued	03/05/2021
Relationship	Co-founder and Board Member

SPV Investment.

Name	Roshini Jaiswal
Amount Invested	$50,000
Transaction type	Loan
Issued	01/10/2020
Outstanding principal plus interest	$0 as of 09/2021
Interest	0.0 per annum
Maturity	09/18/2021
Relationship	Board Member

This loan has been repaid.

Name	Joanne Haruta
Amount Invested	$50,000
Transaction type	Loan
Issued	08/05/2019
Outstanding principal plus interest	$0 as of 02/2020
Interest	0.0 per annum
Maturity	02/01/2020
Current with payments	Yes
Relationship	Co-Founder Board Member

This loan has been repaid.

Name	John Berry
Amount Invested	$0
Transaction type	Other
Issued	06/02/2021
Relationship	Company Architect and Board Member

Stock grant issued by the Board of Directors in recognition of the successful completion of a series of architectural projects.

Name	John Berry
Amount Invested	$0
Transaction type	Other
Issued	03/03/2022
Relationship	Company Architect Prior Board Member

Stock grant issued by the Board of Directors per architectural contract.

Name	Roshini Jaiswal
Amount Invested	$250,000
Transaction type	Priced Round
Issued	03/07/2019
Relationship	Relative - Karamjit Jaiswal

Investment by Karamjit Jaiswal, immediate relative of Board of Director Roshini Jaiswal

Name	Roshini Jaiswal

Amount Invested	$80,000
Transaction type	Priced Round
Issued	03/07/2020
Relationship	Relative - Shakun

Investment

Name	Roshini Jaiswal
Amount Invested	$200,001
Transaction type	Priced Round
Issued	03/06/2020
Relationship	Board Member

WeFunder Raise

Name	Wynn Sanders
Amount Invested	$200,000
Transaction type	Convertible Note
Issued	04/22/2021
Interest	0.12 per annum
Discount rate	0.0
Maturity	05/10/2021
Converted	Yes
Valuation cap	$1
Relationship	COO / Board Member

These notes were set to auto convert based upon a set of specific triggers, not a specific date.

Name	Bryan Davis
Amount Invested	$49,749
Transaction type	Priced Round
Issued	03/19/2021
Relationship	CEO / Board Member

Name	Wynn Sanders
Amount Invested	$50,020
Transaction type	Priced Round
Issued	03/23/2022
Relationship	COO / Board Member

41,000 shares purchased at $1.22 per share for a total of $50,020.00.

Name	Brandersson LLC
Amount Invested	$50,000
Transaction type	Convertible Note
Issued	09/13/2022
Interest	10.0 per annum
Discount rate	0.0
Maturity	11/24/2023
Valuation cap	None
Relationship	Former Board Member Chester Brandes is an owner of Brandersson LLC

This note does not have a maturity date it is triggered by specified actions.

Name	Brandersson, LLC
Amount Invested	$100,000
Transaction type	Priced Round
Issued	01/14/2022
Relationship	Former Board Member Chester Brandes is an owner of Brandersson LLC

Shares issued 81,967 in exchange for $100,000 at $1.22 / share

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	30,000.000	19,792,123	Yes

Warrants:	1
Options:	983

Form C Risks:

Unlike many offerings on Wefunder, in this offering investors are investing directly in the company (rather than through a "Special Purpose Vehicle") and voting rights are proxy'd to the CEO, rather than a Lead Investor. As such the investment may carry more risk.

The success of our business will depend upon our ability to create brand awareness.
Our industry is already highly competitive, with many well-known brands leading the industry. Our ability to compete effectively and generate revenue will be based upon our ability to create awareness of our products distinct from those of our competitors. Advertising and packaging and labeling of our products will be limited by various regulations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our industry is highly competitive.
Our industry is highly competitive and fragmented. We expect competition to intensify in the future. We can make no assurance that we will be able to effectively compete with these other companies or that competitive pressures, including possible downward pressure on the prices we charge for our products, will not arise. In the event that we cannot effectively compete on a continuing basis or competitive pressures arise, such inability to compete or competitive pressures will have a material adverse effect on our business, results of operations and financial condition.

Changes in government regulation, or failure to comply with existing regulations, could adversely affect our business, financial condition and results of operations.
The production, distribution and sale in the United States of many of our products are also currently subject to various federal and state regulations, including, but not limited to: the Federal Food, Drug, and Cosmetic Act, including as amended by the Dietary Supplement Health and Education Act of 1994; the Occupational Safety and Health Act; various environmental statutes; and various other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products. Outside the United States, the production, distribution and sale of many of our products are also subject to numerous statutes and regulations. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined or face other remedial measures, all of which could adversely affect our business, financial condition and results of operations.
Similarly, the loss or revocation of any existing licenses, permits or approvals, or the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

We require additional capital in order to continue our business operations as planned.
We have budgeted the need for additional funding during the next several months to continue our business operations as planned. If we cannot secure additional financing, our business and operations could be significantly impaired by limitations on our access to capital. There can be no assurance that capital from outside sources will be available, or if such financing is available, that it will be on terms that management deems sufficiently favorable. If we are unable to obtain additional financing upon terms that management deems sufficiently favorable, or at all, it would not have a material adverse impact upon our ability to continue our business operations and pursue our expansion strategy. In the event we do not raise additional capital, it is likely that we may need to scale back or curtail implementing our full business plan, putting the company on a longer glideslope to success and leaving itself open to competition with better capital investment.

If we do not maintain sufficient inventory levels and/or if we are unable to deliver our products to our customers in sufficient quantities, and/or if our customers' or retailers' inventory levels are too high, our operating results could be adversely affected.
If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, our inventory levels may be inadequate and our results of operations may be negatively impacted. If we fail to meet our shipping schedules, we could damage our relationships with distributors or retailers, increase our distribution costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our products on a timely basis, we need to maintain adequate inventory levels of the desired products. If the inventory of our products held by our distributors and/or retailers is too high, they will not place orders for additional products, which could unfavorably impact our future sales and adversely affect our operating results.

If we are not able to retain the services of senior management there may be an adverse effect on our operations until we find suitable replacements.
Our business is dependent, to a large extent, upon the services of our senior management. We do not maintain key person life insurance on any members of our senior management. The loss of services of Bryan Davis, Joanne Harruta, Wynn Sanders, or any other key members of our senior management could adversely affect our business until suitable replacements can be found. There may be a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms. If senior management is not able to spend a sufficient amount of their available time on our operations, any investment in the Company could become worthless.

We anticipate being dependent on a limited number of independent suppliers for our products, which may affect our ability to deliver our products in a timely manner. If we are not able to ensure timely product deliveries, potential distributors and customers may not order our products, and our revenues may decrease.
We will rely entirely on a limited number of third parties to provide supplies for our products. These third party supplies may be unable to satisfy our supply requirements or provide services at competitive costs or offer reliable products. The failure to meet any of these critical needs would delay or reduce product shipment and adversely affect our revenues, as well as jeopardize any relationships with independent distributors and customers. An extended interruption in the supply of our products would result in decreased product sales and our revenues would likely decline

Adverse publicity associated with our products, or those of similar companies, could adversely affect our sales and revenues.
Adverse publicity concerning any actual or purported failure of our Company to comply with applicable laws and regulations regarding any aspect of our business could have an adverse effect on the public perception of our Company. This, in turn, could negatively affect our ability to obtain financing, endorsers and attract distributors or retailers for our products, which would have a material adverse effect on our ability to generate sales and revenues. Our distributors' and customers' perception of the safety and quality of our products or even similar products distributed by others can be significantly influenced by national media attention, publicized scientific research or findings, product liability claims and other publicity concerning our products or similar products distributed by others. Adverse publicity, whether or not accurate, that associates consumption of our products or any similar products with illness or other adverse effects, will likely diminish the public's perception of our products. Claims that any products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could have a material adverse effect on the market demand for our products, including reducing our sales and revenues.

We may face intellectual property infringement claims and other litigation which would be costly to resolve.
We are not aware that any of our products infringe on the proprietary rights of third parties. However, we cannot assure you that third parties will not assert infringement claims against us in the future with respect to current or future products. There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. Whether brought by or against us, these claims can be time consuming, result in costly litigation and divert management's attention from our day-to-day operations, which can have a material adverse effect on our business, operating results, and financial condition.

The Company's has limited resources and will require additional financings in the future, which may further dilute the ownership of the Company.
The Company intends to seek additional equity or debt investments. If the Company raises additional equity capital

The Company intends to seek additional equity or debt investments. If the Company raises additional equity capital or debt capital convertible into equity beyond the Offering described herein, purchasers of Shares offered hereby will experience dilution of ownership in the Company. Debt financing would result in higher interest expense. There can be no assurance that the Company will generate sufficient funds to service its debt. Moreover, there is no assurance that future equity or debt financing will be available on terms acceptable to or in the amounts needed by the Company.

The Directors' and Officers' liability is limited, and the Company will indemnify the Directors and Officers for certain acts.
The directors and officers of the Company are not liable to the Company or the stockholders for any acts performed or failures to act by them in good faith and in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and, if applicable, is within the scope of authority granted to them. The directors, the officers, and their affiliates shall be indemnified by the Company to the fullest extent permitted by law. A successful claim for such indemnification could deplete the Company's assets by the amount paid.

This Offering has not undergone any regulatory review.
As noted above, the shares have not, and will not be, registered under the Securities Act or any applicable state securities laws. Therefore, no regulatory authority has reviewed or approved the terms of this offering, including the disclosure of risks and tax consequences, and the fairness of its terms. Prospective investors do not have the protections afforded by applicable federal and state securities laws governing registered offerings and they must judge the adequacy of disclosure and the fairness of the terms of this offering without the benefit of review by any regulatory authority.

The Company is taxed as a "C" corporation.
The Company is taxed as a corporation pursuant to Subchapter C of the Internal Revenue Code. The Company's tax and fiscal year is the calendar year. There may be certain tax consequences of holding shares. Subscribers must rely on their own tax advisors and should obtain the advice of his, her or its own tax advisor concerning the effect of an investment in the Company on his, her or its personal tax situation.

This Offering is being made on a "Best Efforts" basis.
This Offering is made on a "best efforts" only basis. There is no assurance that all of the offered shares, or any particular lesser number, will in fact be sold. Once accepted by the Company, Subscribers will not be permitted to withdraw their subscriptions if less than all of the offered shares are sold. If less than all of the offered shares are sold, there is no assurance that the Company will be able to complete its proposed use of proceeds, nor is there any assurance that the Company will be able to achieve its business plan.

The transferability of the Shares is limited.
Potential investors should recognize the long term nature of their investment in the shares. As purchasers of securities in a private offering not registered under the Securities Act of 1933, as amended ("Securities Act"), investors in the shares are not permitted to sell, transfer, or otherwise dispose of the shares unless the shares are registered or an exemption from registration is available. As a result, the transfer of the shares to third parties is subject to legal restrictions that may impair or prohibit the holder from transferring shares. Any sale, transfer or other disposition of the shares must also comply with relevant state securities laws. Accordingly, purchasers of the shares may be required to hold the shares for an indefinite period of time. The purchase of shares in this Offering will not be suitable for an investor desiring or requiring liquidity. Investors desiring to sell their shares may be unable to do so because no one may be willing to purchase such restricted securities with very limited liquidity.

The shares are subject to the terms of the Stockholder Agreement.
The shares are subject to the terms of a Stockholder Agreement, which provides, among other things, (i) a voting agreement related to certain stockholders rights to designate members to the Company's board of directors (and a corresponding obligation of stockholders to vote in favor of such designated, (ii) a right of first refusal in favor of the Company first and the other stockholders second, should a stockholder desire to transfer any shares, (iii) co-sale rights for certain transfers, (iv) a drag along right should a sale of the company occur, and (v) rights of first offer for certain issuances of new securities in favor of certain stockholders.

The offering price of the shares was arbitrarily determined.
The offering price of the shares has been arbitrarily determined and is not based on expected return on investment or independent appraisal of the value of the Company.

The shares are a speculative investment.
Our business objectives must be considered highly speculative, and there is no assurance that we will satisfy those objectives. No assurance can be given that the investors will realize a return on their shares, if any, or that the investors will not lose their entire investment. For this reason, each prospective investor should carefully read the Subscription Agreement, including all exhibits thereto. All investors should consult with their attorney or business advisors prior to making an investment.

Dividends have never been paid, and we do not expect to pay dividends in the foreseeable future.
The Company has never paid a dividend and does not anticipate that it will paid dividends in the foreseeable future.

We may face increased competition and downward price pressure if we are unable to protect our intellectual property rights.
Our business is heavily dependent upon our confidential and proprietary intellectual property. We rely primarily on a combination of confidentiality and non-disclosure agreements, patent, copyright, trademark and trade secret laws, as well as other proprietary rights laws and legal methods, to protect our proprietary rights. However, current U.S. laws afford us only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use information that we regard as proprietary. Our business, results of operations and financial condition could be adversely affected if a significant amount of unauthorized copying of our products were to occur or if other parties develop products substantially similar to our products. We cannot assure you that our attempts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar or competitive products.

The stockholders may lose the limited liability protection currently offered by the Company.
One of the advantages of a corporation is the limitation of a stockholder's liability for the obligations of the company to the value of that stockholder's shares. In order to maintain the limited liability of the stockholders, the Company must comply with the requirements of the Delaware General Business Corporation Act. We will operate in such a manner as the directors and officers, in consultation with legal counsel, deem appropriate to preserve, to the extent possible, the limited liability of the stockholders. There is a risk, however, that we could act, or fail to act, in such a way as to jeopardize the limited liability of the stockholders.

Our limited operating history makes it difficult to forecast our future results, making any investment in the Company highly speculative.
We have a limited operating history, and as such, our historical financial and operating information is of limited value in predicting our future operating results. We may not accurately forecast customer behavior and recognize or

in predicting our future operating results. We may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our investment plans and estimates of future revenue. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which could then force us to curtail or cease our business operations.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.
We may not correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly with regard to new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials we might not be able to satisfy demand on a short-term basis. We do not use hedging agreements or alternative instruments to manage this risk. Such shortages could interfere with or delay production of certain of our products and could have a material adverse effect on our business and financial results.

We face substantial uncertainties in executing our business plan.
Successfully executing our business plan will require us to attain certain objectives to which no assurance can be given that we will be successful in our efforts. We believe that in order to execute our business plan and achieve the sales growth we are anticipating we must, among other things, successfully recruit additional personnel in key positions, develop a distribution network and establish a customer base and create awareness of our brand name. In order to implement any of these we will be required to materially increase our operating expenses, which may require additional working capital. If we are unable to secure additional working capital, we will be unable to accomplish our objectives, and if we are unable to accomplish one or more of these objectives, our business may fail.

Changes in consumer preferences may reduce demand for some of our products.
Our industry is subject to changing consumer preferences and shifts in consumer preferences may adversely affect us.
Consumers are seeking greater variety in their beverages. Our future success will depend, in part, upon our continued ability to develop and introduce different and innovative beverages that appeal to consumers. In order to retain and expand our market share, we must continue to develop and introduce different and innovative beverages, although there can be no assurance of our ability to do so. There is no assurance that consumers will continue to purchase our products in the future. Product lifecycles for some beverage brands or products may be limited to a few years before consumers' preferences change. There can be no assurance that the beverages we market will become or remain profitable for us. We may be unable to achieve volume growth through product and packaging initiatives. We also may be unable to penetrate new markets. If our revenues decline, our business, financial condition and results of operations could be adversely affected.

We cannot predict the effect of inquiries from or actions by attorneys general or other government agencies and/or quasi-government agencies into the advertising, marketing, promotion, ingredients, usage or sale of our products.
We are subject to the risks of investigations or enforcement actions by state attorneys general or other government and/or quasi-governmental agencies relating to the advertising, marketing, promotion, ingredients, usage or sale of our products. We cannot predict the outcome of any such inquiry and what, if any, effect it may have on our business, financial condition or results of operations. If an inquiry by a state attorney general or other government or quasi-government agency finds that our products or the advertising, marketing, promotion, ingredients, usage or sale of such products are not in compliance with applicable laws or regulations, we may become subject to fines, changes in the usage or sale of our products or changes in our advertising, marketing and promotion practices, each of which could have an adverse effect on our business, financial condition or results of operations.

Our growth will place significant strains on our resources.
Since inception, the Company has had limited operations. Our growth, if any, is expected to place a significant strain on our managerial, operational and financial resources as the Company currently has limited full-time employees and we will likely continue to have limited employees in the future. There can be no assurance that our systems, procedures or controls will be adequate to support our operations or that we will be able to achieve the rapid execution necessary to successfully offer our services and implement our business plan. Our future operating results, if any, will also depend on its ability to add additional personnel commensurate with the growth of our business, if any. If we are unable to manage growth effectively, our business, results of operations and financial condition will be adversely affected.

The Company has filed a complaint against one of its former employees for trade secret theft, unfair competition, breach of fiduciary duty, intentional interference with contractual relationship, intentional interference with prospective economic advantage, conversion, and breach of contract. Further, the Company has obtained a temporary restraining order injunction against the employee enjoining him from using the trade secret materials. Without the injunction (and if the former employee disregards the injunction), the Company believes that this employee could potentially use the Company's trade secrets to engage in activities which would be competitive with the Company's business, and, such competition could materially impact the value of the Company's business or its future.

An investment in the shares involves significant risks and uncertainties. A prospective investor should carefully consider the following risk factors in conjunction with the other information provided by the Company before purchasing any shares. The risks discussed below can adversely affect the Company's business, operating results, prospects, and financial condition. As a result, these risks can cause the value of the Company, and therefore, the shares, to decline and could cause the total or partial loss of the investor's investment in the shares. While the risks and uncertainties described below are not the only ones the Company faces, they do represent those risks and uncertainties the Company believes are material to the Company's business, operating results, prospects, and financial condition. Additional risks and uncertainties that are not presently known to the Company, or that are currently deemed immaterial, may also have an adverse effect on the Company, its operating results, prospects, and financial condition.

The Company experienced a fire in 2019.
One of the Company's business locations suffered extensive fire damage in 2019. As a result of the fire, the Company secured short term debt. Prior to the COVID-19 closures, the Company was servicing several hundred thousand dollars of such related debt, and it was endeavoring to pay off such debt as quick as possible. The Company was then retiring $75,000 of such debt per month, which contributed to the Company's current negative cash flow. There can be no assurances that the Company will be able to generate sales gains in the future to allow it continue its debt service obligations, and there is a risk the Company could become insolvent.

We face an inherent risk of exposure to personal injury liability claims if the attendance or employment at our venue results in or is believed to have resulted in personal injury. Although we maintain liability and workman's compensation insurance, it may not be sufficient to cover all liability claims and such claims that may arise, could have a material adverse effect on our business. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of

adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business. Any liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our liability insurance may fail to cover future claims, which, if adversely determined, could subject us to substantial monetary damages.

The Company was ordered closed due to COVID mitigation measures by the state of California in 2020 and those operations never reopened. The Company's business locations in California suffered extensive economic damage in 2020. As a result of the COVID-19 closures & stay at home orders, the Company secured long term debt. The Company is currently servicing millions of dollars dollars of debt. There can be no assurances that the Company will be able to generate sales gains in the future to allow it continue its debt service obligations, and there is a risk the Company could become insolvent.

The sale of our products involves product liability and related risks that could expose us to significant insurance and loss expenses. We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury. Although we maintain product liability insurance, it may not be sufficient to cover all product liability claims and such claims that may arise, could have a material adverse effect on our business. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business. Any product liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

The global economic crisis may adversely impact our business and results of operations. Our industry can be affected by macro-economic factors, including changes in national, regional, and local economic conditions, armed conflict, employment levels, and consumer spending patterns or the impact of inflation, interest rates or the novel coronavirus (COVID-19) on the macro-economy. Disruptions in the overall economy and financial markets may impact our industry, could reduce consumer confidence in the economy and could negatively impact consumers' willingness to purchase our products as they reduce their discretionary spending.

The Company defaulted on agreements with its Landlord and largest creditor and has been negotiating a workout agreement with them. These negotiations are ongoing and subject to non-disclosure agreements. There can be no assurances that the Company will enter into a workout agreement with its Landlord & lender, and the failure to enter into such an agreement could materially impact the value of the Company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's

interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Lost Spirits Distillery, Inc.

Delaware Corporation
Organized January 2020
26 employees
3202 W Desert Inn Road
Las Vegas NV 89102 http://www.lostspirits.net

Business Description

Refer to the Lost Spirits Distillery, Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It

looks like it was built in 1989.

Compliance with Prior Annual Reports

Lost Spirits Distillery, Inc. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

In 2023, we contracted a 3rd party accounting firm to provide fractional CFO services, and immediately went to work on the 2021 & 2022 audit as well as catching up missed regulatory filings.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less